UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU - Management's Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PwC Chile, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By: /s/
Chief Executive Officer

/s/
Chief Financial Officer

Dated: February 27, 2017

Distribution:
Investor Relation Manager
PwC Chile
Chief Financial Officer
Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the year ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, Chile, February 27, 2017

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Santiago, Chile, February 27, 2017
Compañía Cervecerías Unidas S.A.
2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		5
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		6
CONSOLIDATED STATEMENT OF INCOME		7
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		8
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		9
CONSOLIDATED STATEMENT OF CASH FLOW		10
NOTE 1 GENERAL INFORMATION		11
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		19
2.1	Basis of preparation	19
2.2	Basis of consolidation	20
2.3	Financial information as per operating segments	20
2.4	Foreign currency and unidad de fomento (Adjustment unit)	21
2.5	Cash and cash equivalents	22
2.6	Other financial assets	22
2.7	Financial instruments	22
2.8	Financial asset impairment	24
2.9	Inventories	24
2.10	Biological current assets	25
2.11	Other non-financial assets	25
2.12	Property, plant and equipment	25
2.13	Leases	26
2.14	Investment property	26
2.15	Intangible assets other than goodwill	26
2.16	Goodwill	27
2.17	Impairment of non-financial assets other than goodwill	27
2.18	Assets of a disposal group held for sale	28
2.19	Income taxes	28
2.20	Employees benefits	28
2.21	Provisions	29
2.22	Revenue recognition	29
2.23	Commercial agreements with distributors and supermarket chains	29
2.24	Cost of sales of products	30
2.25	Other expenses by function	30
2.26	Distribution expenses	30
2.27	Administration expenses	30
2.28	Environment liabilities	30
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		30
NOTE 4 ACCOUNTING CHANGES		31
NOTE 5 RISK ADMINISTRATION		31
NOTE 6 FINANCIAL INSTRUMENTS		37
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		43

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2016	As of December 31, 2015
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	13	133,789,950	192,554,239
Other financial assets	6	8,406,491	13,644,105
Other non-financial assets	18	15,859,137	17,654,373
Accounts receivable-trade and other receivables	14	280,766,784	252,225,937
Accounts receivable from related companies	15	3,523,825	4,788,930
Inventories	16	199,290,678	174,227,415
Biological assets	17	7,948,379	7,633,340
Taxes receivables	25	29,423,479	15,264,220
Total current assets different from assets of disposal group held for sale		679,008,723	677,992,559
Assets of disposal group held for sale	24	2,377,887	6,319,316
Total assets of disposal group held for sale		2,377,887	6,319,316
Total current assets		681,386,610	684,311,875

Non-current assets
Other financial assets	6	203,784	80,217
Other non-financial assets	18	5,369,211	5,220,954
Accounts receivable non-current	14	3,563,797	-
Accounts receivable from related companies	15	356,665	445,938
Investment accounted by equity method	19	64,404,946	49,995,263
Intangible assets other than goodwill	20	77,678,850	71,868,007
Goodwill	21	96,663,023	99,490,372
Property, plant and equipment (net)	22	903,831,702	872,667,210
Investment property	23	6,253,827	6,838,002
Deferred tax assets	25	31,864,635	34,529,593
Total non-current assets		1,190,190,440	1,141,135,556
Total Assets		1,871,577,050	1,825,447,431

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2016	As of December 31, 2015
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	26	66,679,933	43,973,991
Accounts payable-trade and other payables	27	259,677,852	227,736,803
Accounts payable- to related companies	15	9,530,071	11,624,218
Other short-term provisions	28	409,164	503,440
Tax liabilities	25	11,806,434	12,198,024
Employee benefits provisions	30	22,838,228	21,712,059
Other non-financial liabilities	29	71,369,972	70,942,144
Total current liabilities		442,311,654	388,690,679
Non-current liabilities
Other financial liabilities	26	117,944,033	136,926,545
Others accounts payable	27	1,082,898	1,645,098
Other long-term provisions	28	1,323,520	1,476,518
Deferred tax liabilities	25	86,789,951	90,237,843
Employee benefits provisions	30	21,832,415	18,948,603
Total non-current liabilities		228,972,817	249,234,607
Total liabilities		671,284,471	637,925,286

EQUITY
Equity attributable to equity holders of the parent	32
Paid-in capital		562,693,346	562,693,346
Other reserves		(142,973,378)	(103,226,416)
Retained earnings		657,578,187	598,349,442
Total equity attributable to equity holders of the parent		1,077,298,155	1,057,816,372
Non-controlling interests	31	122,994,424	129,705,773
Total Shareholders' Equity		1,200,292,579	1,187,522,145
Total Liabilities and Shareholders' Equity		1,871,577,050	1,825,447,431

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Net sales	7	1,558,897,708	1,498,371,715	1,297,966,299
Cost of sales	9	(741,819,916)	(685,075,251)	(604,536,815)
Gross margin		817,077,792	813,296,464	693,429,484
Other income by function	11	5,144,154	6,577,244	25,463,716
Distribution costs	9	(270,835,822)	(277,599,722)	(240,848,630)
Administrative expenses	9	(155,322,295)	(128,135,799)	(110,014,716)
Other expenses by function	9	(195,412,109)	(209,201,189)	(188,109,562)
Other gains (losses)	12	(8,345,907)	8,512,000	4,036,939
Income from operational activities		192,305,813	213,448,998	183,957,231
Financial Income	10	5,680,068	7,845,743	12,136,591
Financial costs	10	(20,307,238)	(23,101,329)	(22,957,482)
Share of net loss of joint ventures and associates accounted for using the equity method	19	(5,560,522)	(5,228,135)	(898,607)
Foreign currency exchange differences	10	456,995	957,565	(613,181)
Result as per adjustment units	10	(2,246,846)	(3,282,736)	(4,159,131)
Income before taxes		170,328,270	190,640,106	167,465,421
Income taxes	25	(30,246,383)	(50,114,516)	(46,673,500)
Net income of year		140,081,887	140,525,590	120,791,921

Net income attibutable to:
Equity holders of the parent		118,457,488	120,808,135	106,238,450
Non-controlling interests	31	21,624,399	19,717,455	14,553,471
Net income of year		140,081,887	140,525,590	120,791,921
Net income per share (Chilean pesos) from:
Continuing operations		320.59	326.95	287.52
Diluted earnings per share (Chilean pesos) from:
Continuing operations		320.59	326.95	287.52

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Net income of year		140,081,887	140,525,590	120,791,921
Other income and expenses charged or credited againts equity
Cash flow hedges (1)	32	84,962	80,693	(155,258)
Exchange differences of foreign subsidiaries (1)	32	(27,280,176)	(29,678,944)	(4,629,683)
Gains (losses) from defined plans	32	(2,355,384)	(939,433)	(1,884,054)
Income tax related with cash flow hedge (1)	32	(20,648)	(17,563)	39,470
Income tax relating to defined benefit plans	32	659,198	314,541	501,689
Total other comprehensive income and expense		(28,912,048)	(30,240,706)	(6,127,836)
Comprehensive income and expense		111,169,839	110,284,884	114,664,085
Comprehensive income originated by:
Equity holders of the parent (2)		91,752,250	92,606,720	97,067,296
Non-controlling interests		19,417,589	17,678,164	17,596,789
Comprehensive income and expense		111,169,839	110,284,884	114,664,085

(1)     These items will be reclassified to Consolidated Statement of Income when they are settled.

(2)     Corresponds to the income for the year where no income or expenses have been recorded directly against shareholder´s equity.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2014	562,693,346	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Changes
Interim dividends (1)	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	(36,500,001)	(36,500,001)	-	(36,500,001)
Other increase (decrease) in Equity (3)	-	-	-	-	2,419	(378,712)	(376,293)	(8,594,222)	(8,970,515)
Effects business combination	-	-	-	-	-	-	-	18,340,752	18,340,752
Comprehensive income and expense	-	(7,698,661)	(108,479)	(1,364,014)	-	106,238,450	97,067,296	17,596,789	114,664,085
Total changes in equity	-	(7,698,661)	(108,479)	(1,364,014)	2,419	46,081,056	36,912,321	27,343,319	64,255,640
AS OF DECEMBER 31, 2014	562,693,346	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Balanced as of January 1, 2015	562,693,346	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(36,016,878)	(36,016,878)	-	(36,016,878)
Other increase (decrease) in Equity (3)	-	-	-	-	25,543	-	25,543	(10,884,132)	(10,858,589)
Comprehensive income and expense	-	(27,652,528)	40,844	(589,731)	-	120,808,135	92,606,720	17,678,164	110,284,884
Total changes in equity	-	(27,652,528)	40,844	(589,731)	25,543	60,404,067	32,228,195	6,794,032	39,022,227
AS OF DECEMBER 31, 2015	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Balanced as of January 1, 2016	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(34,841,553)	(34,841,553)	-	(34,841,553)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	(14,413,649)	(14,413,649)
Comprehensive income and expense	-	(25,123,546)	41,607	(1,623,299)	-	118,457,488	91,752,250	19,417,589	111,169,839
Increase (decrease) through changes in ownership interests in subsidaries (4)	-	-	-	-	(13,041,724)	-	(13,041,724)	(11,715,289)	(24,757,013)
Total changes in equity	-	(25,123,546)	41,607	(1,623,299)	(13,041,724)	59,228,745	19,481,783	(6,711,349)	12,770,434
AS OF DECEMBER 31, 2016	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	657,578,187	1,077,298,155	122,994,424	1,200,292,579

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 32) based on the local statutory reported to SVS and the interim dividends declared at December 31 of each year.

(3)     Mainly related to dividends to Non-controlling interest.

(4)     In 2016, the Company, through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A., acquired additional interests in Manantial S.A. for an amount of ThCh$ 19,111,686, with a carrying value to ThCh$ 3,816,220, resulting in a decrease to Other reserves of ThCh$ 7,801,153 (see Note 1 (1)). Additionally, during 2016 the Company, through its subsidiary Compañía Industrial Cervecera S.A. acquired additional interests in Los Huemules SRL. for an amount of ThCh$ 118,092, with a carrying value to ThCh$ 312,103, resulting in an increase to Other reserves of ThCh$ 194,000 (see Note 1 (4)). Finally during 2016, joint venture Foods acquired additional interest in Alimentos Nutrabien S.A. for an amount of ThCH$ 14,352,706, with a carrying value to ThCh$ 3,497,385, resulting in a decrease of ThCh$ 5,426,209.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,862,763,071	1,770,338,769	1,584,494,230
Other proceeds from operating activities		23,086,788	20,467,143	30,247,374
Types of payments:
Payments of operating activities		(1,216,451,995)	(1,120,571,275)	(1,051,616,618)
Payments of salaries		(201,389,122)	(178,915,580)	(171,898,347)
Other payments for operating activities		(228,011,323)	(220,365,087)	(162,644,788)
Dividends received		34,380	45,492	75,169
Interest paid		(16,958,068)	(19,813,502)	(20,757,207)
Interest received		5,635,697	6,476,628	10,763,936
Income tax reimbursed (paid)		(47,055,951)	(44,584,176)	(44,208,661)
Other cash movements	12	8,360,871	6,432,460	(833,425)
Net cash flows from operational activities		190,014,348	219,510,872	173,621,663

Cash flows from (used in) investing activities
Cash flows used for control of subsidaries or other businesses	13	(641,489)	-	(8,369)
Cash flows used in the purchase of non-controlling interests	13	(2,174,370)	(1,921,245)	(13,776,885)
Collections from related entities		-	6,709,845	-
Other collections on the sale of interests in joint ventures	24	512,596	-	-
Other payments to acquire interests in joint ventures	13	(27,043,481)	(42,163,032)	(1,445,478)
Proceeds from sale of property, plan and equipment		2,753,539	2,776,474	2,587,448
Acquisition of property, plant and equipment		(125,691,740)	(129,668,910)	(227,863,039)
Purchases of intangibles assets		(3,191,685)	(2,062,012)	(2,217,113)
Other cash movements		469,240	518,711	3,753,297
Net cash flows used in investing activities		(155,007,390)	(165,810,169)	(238,970,139)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidaries	13	(19,111,686)	-	-
Proceeds from long-term loans		3,804,384	19,570,689	15,482,763
Porceeds from short-term loans		19,345,325	23,358,700	21,882,842
Total amount from loans		23,149,709	42,929,389	37,365,605
Loan payments		(25,295,124)	(54,797,023)	(20,766,024)
Payments of finance lease liabilities		(1,530,851)	(1,697,649)	(1,745,210)
Payments of loan from related entities		(750,000)	(601,494)	(223,225)
Dividends paid		(69,819,729)	(66,147,145)	(65,315,914)
Other cash movements		(1,945,457)	(2,525,569)	(81,470,807)
Net cash flows used in financing activities		(95,303,138)	(82,839,491)	(132,155,575)

Net decrease in cash equivalents, before the effect of changes in exchange rate		(60,296,180)	(29,138,788)	(197,504,051)
Effects of changes in exchange rates on cash and cash equivalents		1,531,891	6,918,151	3,425,660

Cash and cash equivalents, beginning of the year		192,554,239	214,774,876	408,853,267
Cash and cash equivalents, final of the year	13	133,789,950	192,554,239	214,774,876

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cero 0°, Cristal Cero Radler, Escudo, Kunstmann, Austral, D´olbek, Royal Guard, Morenita, Dorada, Szot, Guayacán and Stones of Lemon, Maracuyá and Apple varieties. It holds exclusive license to produce and market Heineken, Sol and Coors. In Chile, the Company is the exclusive distributor of Tecate and Blue Moon beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba and are the holders of exclusive license for the production and marketing of Budweiser, Heineken, Amstel and Sol. CCU also imports Kunstmann beer. Additionally, exports beer to different countries in the region mainly under the Schneider and Heineken brands. In Argentina, CCU is the exclusive distributor of the energy drink Red Bull. Besides, participates in the cider business, controlling of Saenz Briones, marketing Sidra Real, La Victoria and “1888”, brands leaders in the market. Also participates in the spirits business, which its marketed under El Abuelo brand, as well as import other liquors from Chile.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, flavoured waters with the Native brand, soft drinks with the Nix and nectars with Watt´s brand. In addition, it sells beers imported under Heineken, Schneider and Kuntsmann brand and cider Sidra Real.

In Paraguay, the Company participates in the non-alcoholic and alcoholic business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and Zuma. These brands include own, licensed and imported. The Company in the beer business is owner of Sajonia brand and imports Heineken, Coors Light, Coors 1873, Schneider, Paulaner and Kunstmann, brands.

In Colombia, through its joint venture with Central Cervecera de Colombia S.A.S. (“CCC”), CCU participates in the business of beers and malts since November 2014. Its portfolio of beers includes licensed and imported Heineken, Amstel, Murphys and Buckler brands. Its has of exclusive license for the importation, distribution and production of Heineken. Since October 2015, it holds exclusive license to produce and market Coors and Coors Light. Subsequently, from April and July of 2016, were incorporated Tecate and Sol brands, respectively, with a license contract to produce and market these brands.

In Bolivia, through its associate Bebidas Bolivianas BBO S.A., the Company participates in the non-alcoholic and alcoholic business since May 2014. Its portfolio of non-alcoholic brands consist of Mendocina, Free cola, Sinalco, Real and Natur-all. These brands include own and licensed. The alcoholic brands consist of Real, Capital and Cordillera. It has of exclusive license for the importation and distribution of Heineken and the energy drink Monster.

Within the non-alcoholic, in Chile Operating segment, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Más, Mas Woman and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Life Water, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt´s and Frugo. In Chile, CCU is the exclusive distributor of the energy drink Red Bull and Perrier water. Besides, through a joint operation also owns the Sprim and Fructus and the licencse Vivo and Caricia brands.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

In the spirits, in Chile Operating segment, in the category of pisco, CCU owns the brand Mistral, Campanario, Horcón Quemado,  Control C, Tres Erres, La Serena and Ruta cocktail, and their respective extensions. In rum category Company owns the brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products.

In the Wine Operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación.  The brands´s portfolio of Viña Tarapacá includes: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Gran Tarapacá, León de Tarapacá and Tarapacá Varietal. The brands´s portfolio of Viña Santa Helena includes: Parras Viejas, Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. VSPT also participates in Chile and international market with vines Misiones de Rengo, Viña Mar, Casa Rivas, Leyda and Finca La Celia and Tamari in Argentina.

At the end of year 2015, the joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods"), who participates in the business of snacks and food in Chile, sold Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods holds the brand Nutra Bien.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Amstel in Argentina (1)	July 2022
Amstel in Colombia (2)	March 2028
Austral in Chile (3)	July 2018
Blue Moon in Chile (4)	December 2021
Buckler in Colombia (2)	March 2028
Budweiser in Argentina	December 2025
Coors in Paraguay	Negotiating the terms of a new contract
Coors in Chile (5)	December 2025
Coors in Argentina (6)	December 2019
Coors in Colombia (6)	December 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2018
Gatorade in Chile (8)	December 2018
Heineken in Bolivia (9)	December 2024
Heineken in Paraguay (9)	November 2022
Heineken in Uruguay (9)	10 years renewables
Heineken in Chile and Argentina (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Murphys in Colombia (2)	March 2028
Nestlé Pure Life in Chile (7)	December 2017
Paulaner in Paraguay	April 2019
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Argentina	December 2017
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	November 2017
Sol in Argentina (10)	10 years renewables
Sol in Chile (10)	10 years renewables
Sol in Colombia (2)	March 2028
Té Lipton in Chile	March 2020
Tecate in Colombia	March 2028
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (6)	May 2019

(1)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(2)   Renewable for periods of two years, subject to the compliance of the contract conditions.

(3)   If Renewal criteria have been satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).

(4)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(5)   License renewable for one period of 5 years, subject to the compliance of the contract conditions.

(6)   License renewable for periods of 5 years, subject to the compliance of the contract conditions.

(7)   Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA., subject to the compliance of the contract conditions.

(8)   License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.

(9)   License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(10) After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.

(11) Indefinite contract, notice of termination 6 months in advance. The earliest possible effective date of termination is October 31, 2018.

(12) Indefinite contract, subject to the compliance of the contract conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2016 the Company had a total of  8,186 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	16
Managers and Deputy Managers	79	400
Other employees	276	7,770
Total	365	8,186

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2016			As of December 31, 2015
				Direct	Indirect	Total	Total
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A. (3)	99,501,760-1	Chile	Chilean Pesos	99.0670	0.9164	99.9834	99.9338
Cía. Cervecerías Unidas Argentina S.A. (4)	0-E	Argentina	Argentine pesos	-	99.9923	99.9923	99.9923
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	-	64.6980	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Cayman Islands	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX CCU DOS Limitada	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	99.9999
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Limited (5)	0-E	Cayman Islands	Chilean Pesos	61.2146	38.7804	99.9950	99.9553
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9866	99.9866	99.9866
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	98.8398	1.1339	99.9737	99.9732
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	-	50.0669	50.0669	50.0669
CCU Inversiones II Limitada (2)	76,349,531-0	Chile	Chilean Pesos	98.6709	1.3290	99.9999	99.9946
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	99.0000	0.9884	99.9884	99.9884
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	50.0050	-	50.0050	50.0050
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	49.9590	-	49.9590	49.9590
Los Huemules S.R.L.	0-E	Argentina	Argentine pesos	-	75.4931	75.4931	26.9680
Bebidas Ecusa SpA. (3)	76,517,798-7	Chile	Chilean Pesos	-	99.9338	99.9338	99.9338

(*)Public Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2016 and December 31, 2015, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2016	As of December 31, 2015
				%	%
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A. (3)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9338
Cía. Cervecerías Unidas Argentina S.A. (4)	0-E	Argentina	Argentine pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean Pesos	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
CCU Investments Limited	0-E	Cayman Islands	Chilean Pesos	100.0000	100.0000
Inversiones INVEX CCU DOS Limitada	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Southern Breweries Limited (5)	0-E	Cayman Islands	Chilean Pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.9737	99.9737
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	50.1000	50.1000
CCU Inversiones II Limitada (2)	76,349,531-0	Chile	Chilean Pesos	100.0000	100.0000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	50.0050	50.0050
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	49.9590	49.9590
Los Huemules S.R.L.	0-E	Argentina	Argentine pesos	100.0000	24.9680
Bebidas Ecusa SpA. (3)	76,517,798-7	Chile	Chilean Pesos	99.9338	99.9338

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Aguas CCU-Nestlé Chile S.A.

On January 29, 2016  the subsidiaries Aguas CCU-Nestlé Chile S.A. (“Aguas”) and Embotelladoras Chilenas Unidas S.A. (“ECUSA”) have acquired 48.07% and 0.92% of the shares of Manantial S.A. (“Manantial”) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock. The total amount of this transaction was ThCh$ 19,111,686.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

(2) CCU Inversiones II Limitada

On December 23, 2013, the Company acquired 50.005% and 49.959% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656. Subsequently, on June 9, 2015, the Company paid a committed capital of ThCh$ 7,414,290 and this transaction does not change the percentage of participation.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered as an economic group that share operational and financial strategy. BdP manufactures products with different brands of its property. DdP is sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP is it consolidates DdP, and accordingly is presented in the consolidated financial statements of CCU.

As explained in Note 8, on March 31, 2016, through its subsidiary Bebidas del Paraguay S.A., acquired 51% of the stock rights of paraguayan company Artisan SRL. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). At the date of issuance of these consolidated financial statements the fair value is still preliminary and that the Company is not expecting that the final fair value to be significantly different.

Addittionaly, as explained in Note 19, the Company participates of 50% of shares of Central Cervecera de Colombia S.A.S.

(3) Embotelladoras Chilenas Unidas S.A.

On November 16, 2015, formed a new company called Bebidas ECUSA SpA., where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 100% of shares. The purpose of this company is the distribution, transport, import, export and marketing in general, on all types of soft drinks.

As explained in Note 1 (1) before mentioned, on January 29, 2016, Embotelladoras Chilenas Unidas S.A. acquired 0.92% of the stock rights of Manantial S.A.

(4) Compañía Cervecerías Unidas Argentina S.A.

On January 7, 2016, throgh the argentinian subsidiary Compañía Industrial Cervecera S.A. (CICSA), the Company acquired 50.99% of the stock rights of Los Huemules SRL, after Mr. Juan Javier Negri declared its commitment character of CICSA and notified such situation to Los Huemules SRL. As a consequence of the above mentioned the shareholders of Los Huemules SRL. are Compañía Cervecera Kunstmann S.A. and CICSA with 49.01% and 50.99%, respectively. The final amount of this transaction was ThCh$ 118,092.

(5) Southern Breweries Limited

On August 26, 2016, the subsidiaries Saint Joseph Investments Limited and South Investments Limited was merged in CCU Cayman Limited, latter being the continuing legal entity.

Besides, on October 2016, Southern Breweries Establishment, subsidiary of CCU in Liechtenstein, changed its named to "Southern Breweries Aktiengesellschaft" and on October 18, 2016 re-domiciling it to Cayman Islands. Subsequently, on November 2016, was modified the statutes of such subsidiary and changed its name by the "Southern Breweries Limited". Finally, starting December 1, 2016, the subsidiary CCU Cayman Limited before mentioned was merged in Southern Breweries Limited, latter being the continuing legal entity. Transactions mentioned above had no significant effects on the results of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

On December 31, 2016, Promarca S.A. recorded a profit of ThCh$ 4,812,696 (ThCh$ 4,708,318 in 2015 and ThCh$ 4,646,620 in 2014), which in accordance with the Company´s policies is 100% distributable.

At the Extraordinary Shareholders´ Meetings of Promarca S.A. held on June 2016, agreed to increase the Paid-in capital (jointly the "Capital Increase"). The Capital Increase was subscribed by the subsidiary New Ecusa S.A. and Watt´s Dos S.A.in equal parts, and who maintained its current 50% of the stock rights, through the Paid-in capital of ThCh$ 8,199,240 and 100% of stock rights of the company the Promarca Internacional SpA. (which its main activity are the exploitation and development of Watt´s brands in Argentina, Paraguay, Uruguay and Bolivia). From June 2016, Promarca Internacional SpA., it became a subsidiary in a 100% of Promarca S.A. During June 30, 2016, for this joint operation has determined the following fair values of assets and liabilities:

Assets and Liabilities	Fair Value
ThCh$
Intangible assets other than goodwill	11,229,149
Total non-current assets	11,229,149
Total Assets	11,229,149

Deferred tax liabilities	3,029,909
Total current liabilities	3,029,909

Net identifiable assets acquired	8,199,240
Amount paid	8,199,240

As a result of the fair values determined previously and in according to rights on the joint operation, have been generated intangibles for an amount of ThCh$ 5,614,575 described in Note 20.

(b) Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character.

On December 31, 2015, CPB recorded a profit of ThCh$ 82,663 (ThCh$ 109,207 in 2014), which in accordance with the Company´s policies is 100% distributable.

On January 7, 2016, CPCh sold its interest of 49% to Agroproductos Bauzá S.A. (agroproductos Bauzá). At the end of December 31, 2015 this joint operation was classified to Assets of disposal group held for sale (see Note 24).

(c) Bebidas CCU-Pepsico SpA.

On October 23, 2013, Bebidas CCU-PepsiCo SpA (BCP) was incorporated, which is qualifies as an joint operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations commenced on January 1, 2014.

On December 31, 2016, BCP recorded a profit of ThCh$ 1,066,005 (ThCh$ 802,418 in 2015 and ThCh$ 789,648 in 2014), which in accordance with the Company´s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

(d) Bebidas Carozzi CCU SpA.

On November 26, 2015, the Company, through its subsidiary ECCUSA, entered into a joint arrangement that qualifies as a joint operation, in the company called Bebidas Carozzi CCU SpA. (BCCCU) where CCU and Empresas Carozzi S.A. participate as only shareholders in equal parts. The purpose of this company is the production, marketing and distribution of instant beverage powder in the national territory. The total disbursement by ECCUSA in this transaction was an amount of ThCh$ 21,846,500. Its operations commenced on December 1, 2015. During year 2016 for this joint operation has determined the following fair values of assets and liabilities:

Assets and Liabilities	Fair Value
ThCh$
Cash and cash equivalent	1
Total current assets	1
Intangible assets other than goodwill	15,495,163
Total non-current assets	15,495,163
Total Assets	15,495,164

Deferred tax liabilities	4,181,760
Total current liabilities	4,181,760

Net identifiable assets	11,313,404
Non-controlling interests	(5,656,702)
Goodwill	16,189,798
Amount paid	21,846,500

As a result of the fair values determined previously and in according to rights on the joint operation, have been generated intangibles and goodwill for an amount of  ThCh$ 7,747,581 and ThCh$ 16,189,798, respectively (see Note 20 and 21).

As of December 31, 2015, the Company was in the process of assessing of the fair values of acquisitions above mentioned, so it was recorded under Other non-financial non-current assets for an amount of ThCh$ 21,846,500, however for comparison purposes of this Consolidated Financial Statements, the Company have been reclassified from Other non-financial non-current assets to Intangibles, Goodwill and Deferred taxes as is shown below:

Non-current assets	Balances presented at 12.31.2015	Reclassification	Balances 31.12.2015
	ThCh$	ThCh$	ThCh$
Other non-financial assets	27,067,454	(21,846,500)	5,220,954
Intangible assets other than goodwill	64,120,426	7,747,581	71,868,007
Goodwill	83,300,573	16,189,799	99,490,372

Non-current liabilities	Balances presented at 12.31.2015	Reclassification	Balances 31.12.2015
	ThCh$	ThCh$	ThCh$
Deferred tax liabilities	88,146,963	2,090,880	90,237,843

On December 31, 2016, BCCCU recorded a profit of ThCh$ 797,268 (ThCh$ 402,228 in 2015), which in accordance with the Company´s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2016, 2015 and 2014, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2016, 2015 y 2014.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

All IFRS standards, amendments and enhancements whose adoption was required by January 1, 2016, have been adopted by the Company, without significant impacts in the financial statements as of December 31, 2016.

At the date of issuance of these consolidated financial statements the following Standars, Amendments, Improvements and Interpretations to existing IFRS standards have been published. These standards are required to be applied as following:

New Standards, Amendments, Improvements and Interpretations		Mandatory for years beginning in:
Amendments to IAS 7	Disclosure Initiative.	January, 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses.	January, 1, 2017
Improvement to IFRS 12	Disclosure of Interest in Other Entities.	January, 1, 2017
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions.	January, 1, 2018
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration.	January, 1, 2018
Amendments to IAS 40	Transfers of Investment Property.	January, 1, 2018
Improvement to IAS 28	Investment in Associates and Joint Ventures: Measuring an associate or joint venture at fair value.	January, 1, 2018
IFRS 9	Financial Instruments.	January, 1, 2018
IFRS 15	Revenue fro Contracts with Customers.	January, 1, 2018
IFRS 15	Clarifications to IFRS 15 Revenue fro Contracts with Customers.	January, 1, 2018
IFRS 16	Leases.	January, 1, 2019

As of December 31, 2016, the company is in the process of evaluating the impact of adopting the IFRS 9, IFRS 15 and IFRS 16. These standards will not be early adopted. For the rest of the standards mentioned in the table above, the Company does not expect a material impact on the consolidated financial statements upon initial application.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted by the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition the Company maintains investments in associates which are defined as those entities that investor has significant influence and is not a subsidiary or is a joint venture.

The Company accounts for its participation in joint arrangement that qualify as joint ventures and associates using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control or associate, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards to such transaction until the asset is sold or realized by the joint venture.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

2.3         Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 7).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.

OR before exceptional items (EI) and ORBDA before EI are defined as OR plus exceptional items and ORBDA plus exceptional items, respectively.

Corporate revenues and expenses are presented separately within the other.

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan peso and Paraguayan guarani, respectively. The functional currency of the joint venture an associates in Colombia and Bolivia are Colombian peso and Boliviano, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 31, 2016, 2015 y 2014 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	669.47	710.16	606.75
Euro	EUR	705.60	774.61	738.05
Argentine Peso	ARG	42.13	54.46	70.96
Uruguayan Peso	UYU	22.82	23.71	24.90
Sterling Pound	GBP	826.10	1,053.02	944.21
Paraguayan guarani	PYG	0.12	0.12	0.13
Bolivians	BS	97.59	103.67	88.45
Colombian Peso	COP	0.22	0.22	0.25
Adjustment Units
Unidad de fomento*	UF	26,347.98	25,629.09	24,627.10

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, all at a fixed interest rate, normally with an original maturity of up to three months.

2.6         Other financial assets

Other financial assets include market securities, derivatives contracts and time deposits at financial entities with a maturity over 90 days.

2.7         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Accounts receivable

Trade receivable credits or accounts are recognized according to their invoice value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The Company acquires loan insurances covering approximately 90% and 99% of the individually significant accounts receivable balances, for the domestic market and the international market, respectively, of the total of accounts receivable, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is an objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts are determined by applying different percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are measured at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial cost.

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

The Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. The fair value of derivative financial instruments that do not qualify for hedge accounting are immediately recognized in the consolidated statement of income under Other gains (losses) .  The fair value of these derivatives are recorded under Other financial assets y Other financial liabilities.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8          Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.9         Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10       Biological current assets

Under the Biological current assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvest date, at which time they become part of inventory cost for subsequents processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to fair value.

2.11       Other non-financial assets

Other non-financial assets mainly includes advance payments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally it includes disbursements related to tax payments to be recovered from subsidiaries in Argentina, guarantees paid related with leases and materials to be consumed related to industrial security tools.

2.12       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of under production vines is recorded on a straight-line basis based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

When the book value of an asset of property, plant and equipment exceeds its recoverable amount, this is reduced immediately to its recoverable amount (See Note 2, 2.17).

During year 2015, the Company has early adopted the amendment of IAS 16 and 41, therefore vines under formation and under production are recorded in Properties, plant and equipment.

2.13       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.14        Investment property

Investment property consists of land and building held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.15       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2, 2.17).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2, 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Distribution Rights

Corresponds to rights acquired to distribute different products. These rights are amortised over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16       Goodwill

Goodwill represents the excess of the consideration transferred the amount of any non-controlling interes in the acquiree and the acquisition date fair vale of any previous equity interest in the acquiree over the fair value of the net idetificable assets acquiree, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.17       Impairment of non financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-financial assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For indefinite useful life intangible assets, which are not amortized, the Company performs all required test to ensure that the carrying amount does not exceed recoverable value.

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For other non-financial assets different than goodwill and intangibles with indefinite useful life, the Company assesses the existence of impairment indicators when some event or change in business circumstances indicate that the book value of the asset may not be recoverable and impairment is recognised when the book value is higher than its recoverable value.

The Company annually assesses if impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

2.18       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.19       Income taxes

Income taxes are composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.20       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

2.21       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (See Note 28).

2.22       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the case of discrepancies between the commercial agreements and Incoterms, the first one will prevail.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labour costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs and plant and equipment maintenance costs.

2.25        Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.26        Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.27       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.28       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2, 2.16 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2, 2.17 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2, 2.20 and Note 30).

•              Useful life of property, plant and equipment (Note 2, 2.12 and Note 22) and intangibles (Note 2, 2.15 and Note 20).

•              The assumptions used for the calculation of fair value financial instruments (Note 2, 2.7 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2, 2.21 and Note 28).

•              The valuation of Biological current assets (Note 2, 2.10 and Note 17).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2016, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Note 5 Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé, Bebidas del Paraguay S.A. and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), taxes, client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2016, the Company maintained foreign currency obligations amounting to ThCh$ 49,694,209 (ThCh$ 49,785,548 in 2015), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 6,352,391 in 2016 and ThCh$ 16,626,496 in 2015) represent 4% (10% in 2015) of the total of Other financial liabilities. The remaining 96% (90% in 2015) is mainly denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$ 66,435,330 (ThCh$ 72,887,721 in 2015) that mainly correspond to exports accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure assets in US Dollars and other currencies amounts to ThCh$ 3,806,184 (ThCh$ 1,368,068 in 2015).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2016, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is a asset amounting to ThCh$ 3,808,526 (liability amounting to ThCh$ 757,256 in 2015).

As of December 31, 2016, of the Company’s total sales, both in Chile and abroad, 8% (8% in 2015 and 8% in 2014) corresponds to export sales made in foreign currencies, mainly US Dollars and Euro and of the total costs 63% (54% in 2015 and 55% in 2014) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine Pesos, Uruguayan Pesos, Paraguayan Guaranis, Bolivians and Colombian Pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay, associated in Bolivia and joint ventures in Colombia. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2016, the net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038 respectively (ThCh$ 133,554,918, ThCh$ 6,628,484 and ThCh$ 18,718,832 in 2015).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the year ended as of December 31, 2016, related to the foreign currency denominated assets and liabilities, was an income of ThCh$ 456,996 (income of ThCh$ 957,565 in 2015 and a loss of ThCh$ 613,181 in 2014). Considering the exposure as of December 31, 2016, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be an income after taxes of ThCh$ 289,448 (a loss of ThCh$ 58,687 in 2015 and a loss of ThCh$ 204,456 in 2014).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile (8% in 2015 and 8% in 2014), in currencies different from the Chilean Peso, and in approximately 63% (54% in 2015 and 55% in 2014) of the Company’s direct costs are indexed to the US Dollar and assuming that the functional currencies will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be loss after taxes of ThCh$ 13,908,457 (loss of ThCh$ 10,380,193 in 2015 and ThCh$ 10,004,379 in 2014).

The Company can also be affected by the variation of the exchange rate of where the foreign subsidiaries operate, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in the foreign subsidiaries during the year 2016 were an income of ThCh$ 32,507,630 (ThCh$ 32,141,475 in 2015 and ThCh$ 29,235,462 in 2014). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would be a loss (income) before tax of ThCh$ 3,250,763 (ThCh$ 3,214,147 in 2015 and ThCh$ 2,923,546 in 2014).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038, respectively (ThCh$ 133,554,918, ThCh$ 6,628,484 and ThCh$ 18,718,832 in 2015). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivians and Colombian Peso against the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 17,869,963 (ThCh$ 16,655,069 in 2015) recorded as a credit (charge) against Equity.

The Company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to London Inter Bank Offer Rate (“LIBOR”) and Buenos Aires Deposits of Large Amount Rate (“BADLAR”) variable interest rate indexed obligations.

As of December 31, 2016, the Company had a total ThCh$ 10,142,841 in debt indexed to variable interest rates (ThCh$ 20,206,608 in 2015). Consequently, as of December 31, 2016, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 6% (12% in 2015) in debt with variable interest rates, and 94% (88% in 2015) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2016, after considering the effect of interest rates and currency swaps, approximately 97% (97% in 2015) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2016, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 26.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2016, related to short-term and long-term debts amounted to ThCh$ 20,307,238 (ThCh$ 23,101,329 in 2015 and ThCh$ 22,957,482 in 2014). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining constant all the rest of the variables, the increase would hypothetically result in a loss before tax of ThCh$ 48,700 (ThCh$ 42,664 in 2015).

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allow it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2016, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 2,246,846 (ThCh$ 3,282,736 in 2015 and ThCh$ 4,159,131 in 2014). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,065,645 (ThCh$ 3,065,747 in 2015 and ThCh$ 3,035,371 in 2014) in the Consolidated Statement of Income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2016, the Company purchased 13,914 tons (46,620 tons in 2015) of barley and 61,753 tons (53,890 tons in 2015) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 7% (9% in 2015 and 12% in 2014) of the direct cost of Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 15% of the direct cost (12% in 2015 and 12% in 2014). Meanwhile in the International Business Operating segment the cans cost represent approximately 34% of the direct cost of raw materials in 2016 (30% in 2015 and 20% in 2014).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent approximately 30% (29% in 2015 and 29% in 2014) of the direct cost of Chile Operating segment. The company does not engage in hedging the purchases of raw materials.

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. For the last 12 months, approximately 26% (31% in 2015) of the total wine of VSPT supply comes from its own vineyards. In the export business the own supply for 2016 was 40% (48% for 2015).

The remaining 74% (69% in 2015) supply is purchased from third parties through long term and spot contracts. During 2016, the subsidiary VSPT acquired 64% (55% in 2015) of the necessary grapes and wine from third parties through spot contracts. It also acquired 11% of its grape needs in 2016 from long term agreements (14% in 2015).

We must consider that as of December 31, 2016, the wine represents 56% (57% in 2015) of the total direct cost of the Wine Operating Segment, meaning that the supply purchased to third parties represents 36% of the direct cost (31% in 2015).

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2016 amounts to ThCh$ 540,692,963 (ThCh$ 485,391,583 in 2015 and ThCh$ 433,749,832 in 2014). Assuming a reasonably possible increase (decrease) in the direct cost of each Operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 28,076,333 (ThCh$ 24,078,370 in 2015 and ThCh$ 21,875,405 in 2014) for Chile Operating segment, ThCh$ 8,089,082 (ThCh$ 8,444,331 in 2015 and ThCh$ 5,925,786 in 2014) for International Business Operating segment, ThCh$ 7,222,786 (ThCh$ 6,736,734 in 2015 and ThCh$ 6,414,035 2014) for Wine Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivatives.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2016, amounts to 88% (88% in 2015) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 33 days (21 days in 2015).

As of December 31, 2016, the Company had approximately 1,078 clients (998 clients in 2015) indebted in over Ch$ 10 million each that together represent approximately 84% (85% in 2015) of the total commercial accounts receivable. There were 224 clients (217 clients in 2015) with balances over Ch$ 50 million each, representing approximately 74% (74% in 2015) of the total accounts receivable. The 91% (93% in 2015) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2016, as a large percentage of these are covered by insurance.

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 90% (89% in 2015) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2016, there were 76 clients (69 clients in 2015) indebted for over ThCh$ 65,000 each, which represent 91% (88% in 2015) of the total accounts receivable of the export market.

Overdue, but not impaired, commercial accounts receivable corresponds to clients that show delays of less than 32 days (25 days in 2015).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2016. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 14).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2016.

Financial investments and derivative instruments

The financial investments correspond to time deposits, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with high liquidity, all at a fixed interest rate, normally with an original maturity of up to three months, which they are not exposed to significant risks of market. With respect to financial derivative instruments, these are valued at fair value and contracted only in the Chilean market.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities with their maturities as of December 31, 2016 and 2015, based on the non-discounted contractual cash flows appears below:

As of December 31, 2016	Book value (*)	Contractual cash flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	68,685,959	8,567,124	34,661,755	31,604,772	626,411	-	75,460,062
Bond payable	74,086,739	1,108,143	4,551,720	13,401,920	19,666,590	56,878,538	95,606,911
Financial leases obligations	17,716,869	368,052	1,050,810	2,603,315	2,305,704	28,638,952	34,966,833
Deposits for return of bottles and containers	13,015,723	-	13,015,723	-	-	-	13,015,723
Sub-Total	173,505,290	10,043,319	53,280,008	47,610,007	22,598,705	85,517,490	219,049,529
Derivative
Derivative financial instruments	11,118,676	11,118,676	-	-	-	-	11,118,676
Sub-Total	11,118,676	11,118,676	-	-	-	-	11,118,676
Total	184,623,966	21,161,995	53,280,008	47,610,007	22,598,705	85,517,490	230,168,205

As of December 31, 2015	Book value (*)	Contractual cash flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	76,050,091	18,531,305	30,981,974	32,627,707	3,135,314	-	85,276,300
Bond payable	74,508,233	1,077,908	4,529,040	10,909,363	17,346,078	64,742,891	98,605,280
Financial leases obligations	17,559,874	418,380	1,087,320	2,709,603	2,439,335	28,871,228	35,525,866
Deposits for return of bottles and containers	12,503,170	-	12,503,170	-	-	-	12,503,170
Sub-Total	180,621,368	20,027,593	49,101,504	46,246,673	22,920,727	93,614,119	231,910,616
Derivative
Hedging derivatives	107,698	61,543	46,333	-	-	-	107,876
Derivative financial instruments	171,470	167,701	3,770	-	-	-	171,471
Sub-Total	279,168	229,244	50,103	-	-	-	279,347
Total	180,900,536	20,256,837	49,151,607	46,246,673	22,920,727	93,614,119	232,189,963

(*) View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	133,789,950	-	192,554,239	-
Other financial assets	8,406,491	203,784	13,644,105	80,217
Accounts receivable - trade and other receivable (net)	280,766,784	3,563,797	252,225,937	-
Acoounts receivable from related companies	3,523,825	356,665	4,788,930	445,938
Total financial assets	426,487,050	4,124,246	463,213,211	526,155
Bank borrowings	39,079,561	29,606,398	27,714,998	48,335,093
Bonds payable	3,250,023	70,836,716	3,155,239	71,352,994
Financial leases obligations	215,950	17,500,919	321,416	17,238,458
Derivative financial instruments	11,118,676	-	171,470	-
Hedging derivatives	-	-	107,698	-
Deposits for return of bottles and containers	13,015,723	-	12,503,170	-
Total other non-financial liabililities (*)	66,679,933	117,944,033	43,973,991	136,926,545
Account payable- trade and other payable	259,677,852	1,082,898	227,736,803	1,645,098
Accounts payable to related entities	9,530,071	-	11,624,218	-
Total financial liabilities	335,887,856	119,026,931	283,335,012	138,571,643

(*) See Note 26 - Other financial liabilities.

Financial instruments fair value

a)   Composition of financial assets and liabilities:

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

	As of December 31, 2016		As of December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	133,789,950	133,789,950	192,554,239	192,554,239
Other financial assets	8,610,275	8,610,275	13,724,322	13,724,322
Accounts receivable - trade and other receivable (net)	284,330,581	284,330,581	252,225,937	252,225,937
Acoounts receivable from related companies	3,880,490	3,880,490	5,234,868	5,234,868
Total financial assets	430,611,296	430,611,296	463,739,366	463,739,366
Bank borrowings	68,685,959	69,668,649	76,050,091	77,380,452
Bonds payable	74,086,739	81,769,096	74,508,233	80,087,449
Financial leases obligations	17,716,869	30,154,204	17,559,874	29,104,078
Derivative financial instruments	11,118,676	11,118,676	171,470	171,470
Hedging derivatives	-	-	107,698	107,698
Deposits for return of bottles and containers	13,015,723	13,015,723	12,503,170	12,503,170
Total other non-financial liabililities (*)	184,623,966	205,726,348	180,900,536	199,354,317
Account payable- trade and other payable	260,760,750	260,760,750	229,381,901	229,381,901
Accounts payable to related entities	9,530,071	9,530,071	11,624,218	11,624,218
Total financial liabilities	454,914,787	476,017,169	421,906,655	440,360,436

(*) See Note 26 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The book value of current accounts receivables, cash and cash equivalents and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market    or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable have hierarchy level 2 of fair value.

b)   Financial instruments as per category:

As of December 31, 2016	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	479,492	-	309,237	788,729
Marketable securities and investments in other companies	7,821,546	-	-	7,821,546
Total other financial assets	8,301,038	-	309,237	8,610,275
Cash and cash equivalents	-	133,789,950	-	133,789,950
Accounts receivable-trade and other receivables (net)	-	284,330,581	-	284,330,581
Account receivable from to related companies	-	3,880,490	-	3,880,490
Total	8,301,038	422,001,021	309,237	430,611,296

As of December 31, 2016	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	68,685,959	68,685,959
Bonds payable	-	-	74,086,739	74,086,739
Financial leases obligations	-	-	17,716,869	17,716,869
Deposits for return of bottles and containers	-	-	13,015,723	13,015,723
Derivative financial instruments	11,118,676	-	-	11,118,676
Total others financial liabililities	11,118,676	-	173,505,290	184,623,966
Account payable- trade and other payable	-	-	260,760,750	260,760,750
Accounts payable to related entities	-	-	9,530,071	9,530,071
Total	11,118,676	-	443,796,111	454,914,787

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,365,572	-	816,622	10,182,194
Marketable securities and investments in other companies	3,542,128	-	-	3,542,128
Total other financial assets	12,907,700	-	816,622	13,724,322
Cash and cash equivalents	-	192,554,239	-	192,554,239
Accounts receivable-trade and other receivables (net)	-	252,225,937	-	252,225,937
Account receivable from to related companies	-	5,234,868	-	5,234,868
Total	12,907,700	450,015,044	816,622	463,739,366

As of December 31, 2015	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	76,050,091	76,050,091
Bonds payable	-	-	74,508,233	74,508,233
Financial leases obligations	-	-	17,559,874	17,559,874
Deposits for return of bottles and containers	-	-	12,503,170	12,503,170
Derivative financial instruments	171,470	107,698	-	279,168
Total others financial liabililities	171,470	107,698	180,621,368	180,900,536
Account payable- trade and other payable	-	-	229,381,901	229,381,901
Accounts payable to related entities	-	-	11,624,218	11,624,218
Total	171,470	107,698	421,627,487	421,906,655

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2016				As of December 31, 2015
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	1	11,237	53,743	-	-	-	-	-
Less than a year	1	11,237	53,743	-	-	-	-	-
Cross interest rate swaps USD/USD	-	-	-	-	1	10,094	-	107,698
Less than a year	-	-	-	-	-	10,094	-	107,698
Cross currency interest rate swaps USD/EURO	1	7,889	255,494	-	2	12,353	816,622	-
Less than a year	-	-	51,710	-	-	4,477	736,405	-
Between 1 and 5 years	-	7,889	203,784	-	-	7,876	80,217	-
Forwards USD	29	224,332	359,254	10,586,653	27	148,404	9,276,156	117,151
Less than a year	-	224,332	359,254	10,586,653	-	148,404	9,276,156	117,151
Forwards Euro	10	49,421	109,164	523,079	7	11,981	57,834	52,368
Less than a year	-	49,421	109,164	523,079	-	11,981	57,834	52,368
Forwards CAD	2	1,480	11,074	7,720	4	1,500	18,192	1,951
Less than a year	-	1,480	11,074	7,720	-	1,500	18,192	1,951
Forwards GBP	2	700	-	1,224	3	865	13,390	-
Less than a year	-	700	-	1,224	-	865	13,390	-
Total derivative instruments	45		788,729	11,118,676	44		10,182,194	279,168

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 26.

As of December 31, 2016
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate on bank bonds	USD	5,335,826	EUR	5,080,332	255,494	06-18-2018
Banco de Chile	Interest rate on bank bonds	CLP	7,458,187	USD	7,404,444	53,743	07-03-2017

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate in bank obligations	USD	5,700,299	EUR	5,589,172	111,127	06-18-2018
Banco de Chile	Interest rate and exchange rate on bank bonds	USD	3,205,865	EUR	2,500,370	705,495	07-11-2016
Banco de Chile	Interest rate on bank bonds	USD	7,227,245	USD	7,334,943	(107,698)	07-07-2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2016, a credit before income taxes of ThCh$ 84,962 (ThCh$ 80,693 and ThCh$ 155,258, in 2015 and 2014, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2016	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	479,492	-	479,492	-
Market securities and investments in other companies	7,821,546	7,821,546	-	-
Hedging derivatives	309,237	-	309,237	-
Fair value financial assets	8,610,275	7,821,546	788,729	-
Derivative financial instruments	11,118,676	-	11,118,676	-
Fair value financial liabilities	11,118,676	-	11,118,676	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,365,572	-	9,365,572	-
Market securities and investments in other companies	3,542,128	3,542,128	-	-
Hedging derivatives	816,622	-	816,622	-
Fair value financial assets	13,724,322	3,542,128	10,182,194	-
Hedging derivatives	107,698	-	107,698	-
Derivative financial instruments	171,470	-	171,470	-
Fair value financial liabilities	279,168	-	279,168	-

During year ended as of December 31, 2016, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 7 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

From the fourth quarter of 2015 onwards, was created the Committee of International Business, which brings together management of the business activities regarding the geographical areas Argentina, Uruguay and Paraguay. Following this change, the Río de la Plata Operating segment (consisting of the business activities referred to) will be renamed into the International Business Operating Segment. The Committee of International Business will at the same time represent and look after the interests associated with the investments in Bolivia and Colombia, which will continue to report its results under Equity and income of JVs and associated on a consolidated basis.

Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.  For the year ended December 31, 2015 and 2014, revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

a)     Information as per operating segments for the years ended  December 31, 2016 and 2015:

	Chile(4)		International Business		Wines		Others(4)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	973,220,715	885,769,609	366,778,056	400,051,022	195,322,270	184,169,165	-	-	1,535,321,041	1,469,989,796
Other income	15,630,481	16,757,566	2,783,615	4,708,728	5,851,015	5,214,674	(688,444)	1,700,951	23,576,667	28,381,919
Sales revenue between segments	8,524,493	6,932,905	546,972	953,967	228,767	131,209	(9,300,232)	(8,018,081)	-	-
Net sales	997,375,689	909,460,080	370,108,643	405,713,717	201,402,052	189,515,048	(9,988,676)	(6,317,130)	1,558,897,708	1,498,371,715
Change %	9.7	-	(8.8)	-	6.3	-	-	-	4.0	-
Cost of sales	(471,151,686)	(411,375,380)	(157,485,547)	(162,665,341)	(112,938,261)	(105,956,281)	(244,422)	(5,078,249)	(741,819,916)	(685,075,251)
% of Net sales	47.2	45.2	42.6	40.1	56.1	55.9	-	-	47.6	45.7
Gross margin	526,224,003	498,084,700	212,623,096	243,048,376	88,463,791	83,558,767	(10,233,098)	(11,395,379)	817,077,792	813,296,464
% of Net sales	52.8	54.8	57.4	59.9	43.9	44.1	-	-	52.4	54.3
MSD&A (1)	(373,407,847)	(343,380,553)	(191,413,501)	(216,098,525)	(52,007,092)	(51,070,291)	(2,714,311)	(2,015,407)	(619,542,751)	(612,564,776)
% of Net sales	37.4	37.8	51.7	53.3	25.8	26.9	-	-	39.7	40.9
Other operating income (expenses)	1,734,871	626,889	(394,820)	3,315,892	732,689	44,823	1,043,939	217,706	3,116,679	4,205,310
Adjusted operating result (2)	154,551,027	155,331,036	20,814,775	30,265,743	37,189,388	32,533,299	(11,903,470)	(13,193,080)	200,651,720	204,936,998
Change %	(0.5)	-	(31.2)	-	14.3	-	-	-	(2.1)	-
% of Net sales	15.5	17.1	5.6	7.5	18.5	17.2	-	-	12.9	13.7
Net financial expense	-	-	-	-	-	-	-	-	(14,627,170)	(15,255,586)
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-	-	-	(5,560,522)	(5,228,135)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	456,995	957,565
Results as per adjustment units	-	-	-	-	-	-	-	-	(2,246,846)	(3,282,736)
Other gains (losses)	-	-	-	-	-	-	-	-	(8,345,907)	8,512,000
Income before taxes	-	-	-	-	-	-	-	-	170,328,270	190,640,106
Income taxes	-	-	-	-	-	-	-	-	(30,246,383)	(50,114,516)
Net income for year	-	-	-	-	-	-	-	-	140,081,887	140,525,590
Non-controlling interests	-	-	-	-	-	-	-	-	21,624,399	19,717,455
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	118,457,488	120,808,135
Depreciation and amortization	61,736,849	56,698,871	11,928,705	14,334,415	7,078,872	7,568,991	2,783,619	2,964,525	83,528,045	81,566,802
ORBDA (3)	216,287,876	212,029,907	32,743,480	44,600,158	44,268,260	40,102,290	(9,119,851)	(10,228,555)	284,179,765	286,503,800
Change %	2.0	-	(26.6)	-	10.4	-	-	-	(0.8)	-
% of Net sales	21.7	23.3	8.8	11.0	22.0	21.2	-	-	18.2	19.1

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

(4)   Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.  As of December 2015, the revenue and expenses of the Strategic Service Units were previously  reported under Others. However for comparability purposes these revenues and expenses have been restated and are now reported under to Chile operating segment (see reconciliation in letter c) under this Note).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

b)     Information as per operating segments for the years ended December 31, 2015 and 2014:

	Chile (5)		International Business		Wines		Others (5)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	885,769,609	813,639,952	400,051,022	292,152,707	184,169,165	168,139,809	-	-	1,469,989,796	1,273,932,468
Other income	16,757,566	15,562,980	4,708,728	3,992,902	5,214,674	3,918,028	1,700,951	559,921	28,381,919	24,033,831
Sales revenue between segments	6,932,905	6,227,110	953,967	3,522,074	131,209	290,716	(8,018,081)	(10,039,900)	-	-
Net sales	909,460,080	835,430,042	405,713,717	299,667,683	189,515,048	172,348,553	(6,317,130)	(9,479,979)	1,498,371,715	1,297,966,299
Change %	8.9	-	35.4	-	10.0	-	-	-	15.4	-
Cost of sales	(411,375,380)	(374,336,312)	(162,665,341)	(136,174,602)	(105,956,281)	(97,523,600)	(5,078,249)	3,497,698	(685,075,251)	(604,536,816)
% of Net sales	45.2	44.8	40.1	45.4	55.9	56.6	-	-	45.7	46.6
Gross margin	498,084,700	461,093,730	243,048,376	163,493,081	83,558,767	74,824,953	(11,395,379)	(5,982,281)	813,296,464	693,429,484
% of Net sales	54.8	55.2	59.9	54.6	44.1	43.4	-	-	54.3	53.4
MSD&A (1)	(343,380,553)	(328,766,178)	(216,098,525)	(154,299,739)	(51,070,291)	(50,284,131)	(2,015,407)	(2,252,954)	(612,564,776)	(535,603,002)
% of Net sales	37.8	39.4	53.3	51.5	26.9	29.2	-	-	40.9	41.3
Other operating income (expenses)	626,889	850,122	3,315,892	20,173,967	44,823	238,952	217,706	2,458,269	4,205,310	23,721,310
Adjusted operating result before Exceptional Items (EI)	155,331,036	133,177,674	30,265,743	29,367,309	32,533,299	24,779,774	(13,193,080)	(5,776,966)	204,936,998	181,547,792
Change %	16.6	-	3.1	-	31.3	-	-	-	12.9	-
% of Net sales	17.1	15.9	7.5	9.8	17.2	14.4	-	-	13.7	14.0
Exceptional Items (EI) (2)	-	(301,550)	-	(1,214,505)	-	-	-	(111,445)	-	(1,627,500)
Adjusted operating result (3)	155,331,036	132,876,124	30,265,743	28,152,804	32,533,299	24,779,774	(13,193,080)	(5,888,411)	204,936,998	179,920,292
Change %	16.9	-	7.5	-	31.3	-	-	-	13.9	-
% of Net sales	17.1	15.9	7.5	9.4	17.2	14.4	-	-	13.7	14
Net financial expense	-	-	-	-	-	-	-	-	(15,255,586)	(10,820,891)
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-	-	-	(5,228,135)	(898,607)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	957,565	(613,181)
Results as per adjustment units	-	-	-	-	-	-	-	-	(3,282,736)	(4,159,131)
Other gains (losses)	-	-	-	-	-	-	-	-	8,512,000	4,036,939
Income before taxes	-	-	-	-	-	-	-	-	190,640,106	167,465,421
Income taxes	-	-	-	-	-	-	-	-	(50,114,516)	(46,673,500)
Net income for year	-	-	-	-	-	-	-	-	140,525,590	120,791,921
Non-controlling interests	-	-	-	-	-	-	-	-	19,717,455	14,553,471
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	120,808,135	106,238,450
Depreciation and amortization	56,698,871	48,459,588	14,334,415	11,194,117	7,568,991	7,115,790	2,964,525	1,838,071	81,566,802	68,607,566
ORBDA before EI	212,029,907	181,637,262	44,600,158	40,561,426	40,102,290	31,895,564	(10,228,555)	(3,938,895)	286,503,800	250,155,358
ORBDA (4)	212,029,907	181,335,712	44,600,158	39,346,921	40,102,290	31,895,564	(10,228,555)	(4,050,340)	286,503,800	248,527,858
Change %	16.9	-	13.4	-	25.7	-	-	-	15.3	-
% of Net sales	23.3	21.7	11.0	13.1	21.2	18.5	-	-	19.1	19.1

(1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)     Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.During the year 2014, the Company has considered this result as an Exceptional Items related to different restructuring process of operating segments.

(3)     Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)     ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

(5)     Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.  As of December 2015, the revenue and expenses of the Strategic Service Units were previously  reported under Others. However for comparability purposes these revenues and expenses have been restated and are now reported under to Chile operating segment (see reconciliation in letter c) under this Note).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

c)   For the year ended December 31, 2015 and 2014, revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment explained in the following tables:

For the year ended as of December 31, 2015:

	Chile			Others
	2015			2015
	Previously reported	Adjusted	Tight	Previously reported	Adjusted	Tight
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	885,769,609	-	885,769,609	-	-	-
Other income	10,238,408	6,519,158	16,757,566	8,220,109	(6,519,158)	1,700,951
Sales revenue between segments	6,013,177	919,728	6,932,905	(7,098,353)	(919,728)	(8,018,081)
Net sales	902,021,194	7,438,886	909,460,080	1,121,756	(7,438,886)	(6,317,130)
Cost of sales	(420,297,983)	8,922,603	(411,375,380)	3,844,354	(8,922,603)	(5,078,249)
% of Net sales	46.6	-	45.2	-	-	-
Gross margin	481,723,211	16,361,489	498,084,700	4,966,110	(16,361,489)	(11,395,379)
% of Net sales	53.4	-	54.8	-	-	-
MSD&A (1)	(328,488,527)	(14,892,026)	(343,380,553)	(16,907,433)	14,892,026	(2,015,407)
% of Net sales	36.4	-	37.8	-	-	-
Other operating income (expenses)	688,920	(62,031)	626,889	155,675	62,031	217,706
Adjusted operating result (2)	153,923,604	1,407,432	155,331,036	(11,785,648)	(1,407,432)	(13,193,080)
% of Net sales	17.1	-	17.1	-	-	-
Net financial expense	-	-	-	-	-	-
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-
Foreign currency exchange differences	-	-	-	-	-	-
Results as per adjustment units	-	-	-	-	-	-
Other gains (losses)	-	-	-	-	-	-
Income before taxes	-	-	-	-	-	-
Net income for year	-	-	-	-	-	-
Net income attributable to equity holders of the parent	-	-	-	-	-	-
Depreciation and amortization	45,766,393	10,932,478	56,698,871	13,897,003	(10,932,478)	2,964,525
ORBDA (3)	199,689,997	12,339,910	212,029,907	2,111,355	(12,339,910)	(10,228,555)
% of Net sales	22.1	-	23.3	-	-	-

See definition of (1), (2) and (3) in information as per Operating segment letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

For the year ended as of December 31, 2014:

	Chile			Others
	2014			2014
	Previously reported	Adjusted	Tight	Previously reported	Adjusted	Tight
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	813,639,952	-	813,639,952	-	-	-
Other income	9,100,957	6,462,023	15,562,980	7,021,944	(6,462,023)	559,921
Sales revenue between segments	7,600,483	(1,373,373)	6,227,110	(11,413,273)	1,373,373	(10,039,900)
Net sales	830,341,392	5,088,650	835,430,042	(4,391,329)	(5,088,650)	(9,479,979)
Cost of sales	(383,558,625)	9,222,313	(374,336,312)	12,720,013	(9,222,315)	3,497,698
% of Net sales	46.2	-	44.8	-	-	-
Gross margin	446,782,767	14,310,963	461,093,730	8,328,684	(14,310,965)	(5,982,281)
% of Net sales	53.8	-	55.2	-	-	-
MSD&A (1)	(317,765,236)	(11,000,942)	(328,766,178)	(13,253,897)	11,000,943	(2,252,954)
% of Net sales	38.3	1	39.4	-	-	-
Other operating income (expenses)	722,478	127,644	850,122	2,585,913	(127,644)	2,458,269
Adjusted operating result before Exceptional Items (EI)	25,561,470	(2,954,119)	22,607,351	(3,624,700)	2,954,118	(670,582)
Change %	-	-	-	-	-	-
% of Net sales	0.04	- 0.56	0.04	- 334.38	- 0.56	-
Exceptional Items (EI) (2)	-	(301,550)	(301,550)	(412,995)	301,550	(111,445)
Adjusted operating result (3)	129,740,009	3,437,665	133,177,674	(2,339,300)	(3,437,666)	(5,776,966)
% of Net sales	15.6	-	15.9	-	-	-
Net financial expense	-	-	-	-	-	-
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-
Foreign currency exchange differences	-	-	-	-	-	-
Results as per adjustment units	-	-	-	-	-	-
Other gains (losses)	-	-	-	-	-	-
Income before taxes	-	-	-	-	-	-
Income taxes	-	-	-	-	-	-
Net income for year	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-
Net income attributable to equity holders of the parent	-	-	-	-	-	-
Depreciation and amortization	38,832,969	9,626,619	48,459,588	11,464,690	(9,626,619)	1,838,071
ORBDA before EI	37,317,380	(533,386)	36,783,994	(713,134)	533,385	(179,749)
Change %	-	-	-	-	-	-
% of Net sales	0.06	- 0.10	0.06	- 65.79	- 0.10	-
ORBDA (4)	168,572,978	12,762,734	181,335,712	8,712,395	(12,762,735)	(4,050,340)
% of Net sales	20.3	-	21.7	-	-	-

See definition of (1), (2), (3) and (4) in information as per Operating segment letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Chile (1)	1,176,972,109	1,081,835,420	991,938,043
Argentina (2)	329,585,488	366,886,701	264,631,403
Uruguay	15,204,331	14,432,950	11,204,806
Paraguay	37,135,780	35,216,644	30,192,047
Total	1,558,897,708	1,498,371,715	1,297,966,299

(1)   Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.

(2)   Includes net sales made by the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Domestic sales	1,429,152,068	1,374,282,584	1,188,231,333
Exports sales	129,745,640	124,089,131	109,734,966
Total	1,558,897,708	1,498,371,715	1,297,966,299

Sales information by product category

	For the years ended as of December 31,
Sales information by product category	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,041,923,724	1,040,145,164	880,580,817
Non-alcoholic business	493,397,317	429,844,632	393,351,650
Others (1)	23,576,667	28,381,919	24,033,832
Total	1,558,897,708	1,498,371,715	1,297,966,299

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

 Depreciation and amortization as per operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Chile Operating segment	61,736,849	56,698,871	38,832,969
International business Operating segment	11,928,705	14,334,415	11,194,117
Wines Operating segment	7,078,873	7,568,991	7,115,790
Others (1)	2,783,619	2,964,525	11,464,690
Total	83,528,046	81,566,802	68,607,566

(1)   Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	190,014,348	219,510,872	173,621,663
Chile Operating segment	152,862,350	49,531,088	27,943,224
International Business Operating segment	13,065,093	31,975,494	10,070,867
Wines Operating segment	32,949,789	30,926,463	31,523,287
Others (1)	(8,862,884)	107,077,827	104,084,285

Cash flows from (used in ) Investing Activities	(155,007,390)	(165,810,169)	(238,970,139)
Chile Operating segment	(57,119,431)	(59,046,239)	(55,303,491)
International Business Operating segment	(40,032,866)	(26,457,885)	(31,118,042)
Wines Operating segment	(13,499,538)	(9,807,177)	(10,279,735)
Others (1)	(44,355,555)	(70,498,868)	(142,268,871)

Cash flows from (used in ) Financing Activities	(95,303,138)	(82,839,491)	(132,155,575)
Chile Operating segment	(90,636,820)	21,923,989	17,907,244
International Business Operating segment	18,577,556	3,431,139	23,525,276
Wines Operating segment	(18,841,106)	(19,061,949)	(10,447,305)
Others (1)	(4,402,768)	(89,132,670)	(163,140,790)

(1)   Others includes Corporate Support Units, due to cahs flows are managed by CCU.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Chile Operating segment	53,809,780	43,771,262	53,895,523
International business Operating segment	39,592,739	27,871,662	33,481,407
Wines Operating segment	14,767,858	10,052,863	12,686,080
Others (1)	20,713,048	50,035,135	130,017,142
Total	128,883,425	131,730,922	230,080,152

(1)   Others includes the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segments	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chile Operating segment	1,125,266,274	1,056,161,363
International business Operating segment	259,002,220	256,319,478
Wines Operating segment	316,965,318	308,288,465
Others (1)	170,343,238	204,678,125
Total	1,871,577,050	1,825,447,431

(1)   Includes assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Assets per geographic location

Assets per geographical location	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chile (1)	1,600,077,453	1,557,641,691
Argentina (2)	197,986,123	188,897,724
Uruguay	27,327,545	25,703,157
Paraguay	46,185,929	53,204,859
Total	1,871,577,050	1,825,447,431

(1)   Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)   Includes the assets of the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilites as per operating segments

Liabilities as per Operating segments	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chile Operating segment	242,132,457	218,651,536
International business Operating segment	100,994,174	97,680,139
Wines Operating segment	104,147,109	102,780,420
Others (1)	224,010,731	218,813,191
Total	671,284,471	637,925,286

(1)   Others includes liabilites corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,535,321,041	1,469,989,796	1,273,932,468
Other income		23,576,667	28,381,919	24,033,831
Net sales		1,558,897,708	1,498,371,715	1,297,966,299
Change %		4.0	15.4	-
Cost of sales		(741,819,916)	(685,075,251)	(604,536,815)
% of Net sales		47.6	45.7	46.6
Gross margin		817,077,792	813,296,464	693,429,484
% of Net sales		52.4	54.3	53.4
MSD&A (1)		(619,542,751)	(612,564,776)	(535,603,002)
% of Net sales		39.7	40.9	41.3
Other operating income (expenses)		3,116,679	4,205,310	23,721,310
Change %		(2.1)	12.9	-
Exceptional Items (EI) (2)		-	-	(1,627,500)
Adjusted operating result (3)		200,651,720	204,936,998	179,920,292
Change %		(2.1)	13.9	-
% of Net sales		12.9	13.7	13.9
Net financial expense	10	(14,627,170)	(15,255,586)	(10,820,890)
Share of net loss of joint ventures and associates accounted for using	19	(5,560,522)	(5,228,135)	(898,607)
Foreign currency exchange differences	10	456,995	957,565	(613,180)
Results as per adjustment units	10	(2,246,846)	(3,282,736)	(4,159,131)
Other gains (losses)	12	(8,345,907)	8,512,000	4,036,939
Income before taxes		170,328,270	190,640,106	167,465,421
Income taxes	25	(30,246,383)	(50,114,516)	(46,673,500)
Net income for year		140,081,887	140,525,590	120,791,921
Non-controlling interests	31	21,624,399	19,717,455	14,553,471
Net income attributable to equity holders of the parent		118,457,488	120,808,135	106,238,450
Depreciation and amortization		83,528,045	81,566,802	68,607,566
Change %		(0.8)	14.5	-
ORBDA (4)		284,179,765	286,503,800	248,527,858
Change %		(0.8)	15.3	-
% of Net sales		18.2	19.1	19.1

See definition of (1), (2), (3) and (4) in information as per Operating segment letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Net income of year	140,081,887	140,525,590	120,791,921
Add (Subtract):
Other gains (losses)	8,345,907	(8,512,000)	(4,036,939)
Financial Income	(5,680,068)	(7,845,743)	(12,136,591)
Financial costs	20,307,238	23,101,329	22,957,482
Share of net loss of joint ventures and associates accounted for using the equity method	5,560,522	5,228,135	898,607
Foreign currency exchange differences	(456,995)	(957,565)	613,181
Result as per adjustment units	2,246,846	3,282,736	4,159,131
Income taxes	30,246,383	50,114,516	46,673,500
Adjusted Operating result	200,651,720	204,936,998	179,920,292
Exceptional Item (EI)	-	-	1,627,500
Adjusted Operating result before (EI)	200,651,720	204,936,998	181,547,792
Depreciation and amortization	83,528,045	81,566,802	68,607,566
ORBDA before (EI)	284,179,765	286,503,800	250,155,358
Exceptional Item (EI)	-	-	(1,627,500)
ORBDA	284,179,765	286,503,800	248,527,858

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(270.835.822)	(277.599.722)	(240.848.630)
Administrative expenses	(155.322.295)	(128.135.799)	(110.014.716)
Other expenses by function	(195.412.109)	(209.201.189)	(188.109.562)
Other expenses included in ´Other expenses by function´	2.027.475	2.371.934	3.369.906
Total MSD&A	(619.542.751)	(612.564.776)	(535.603.002)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and operations result of the all of their joint ventures and associated that is described in Note 19.

Note 8 Business Combinations

a) Bebidas del Paraguay S.A.

Year 2016 Acquisitions

On March 31, 2016, the susbsidiary Bebidas del Paraguay S.A. acquired 51% of the stock rights of Artisan SRL (Paraguayan company). The purpose of this company is the production and marketing of Sajonia brand beer. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values of acquisitions above mentioned, estimating preliminarily that the effects will not be significant, so it was recorded under Other non-financial assets (see Note 18).

It is expected that the acquisition of this company allows to transform the brand into a reference in the segment of craft beer, increases their productive capacities and distribution network, forming part of the portfolio brands of BdP. Acoording with the above mentioned, BdP begins to participate in the elaboration of beer, with its own brand and with great growth prospects.

b) Other acquisitions

On December 2015 and June 2016, The Company participates, thorough subsidiary Embotelladoras Chilenas Unidas S.A., in joint operations Bebidas Carozzi CCU SpA. and Promarca Internacional SpA., determining fair values as explained in Note 1, letter a) and d), respectively.

As of December 31, 2016, the Company has not made other business combinations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 9 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Raw material cost	540,692,964	485,391,583	433,749,832
Materials and maintenance expense	47,102,582	43,093,939	38,678,842
Personnel expense (1)	210,885,553	197,915,151	169,331,464
Transportation and distribution	230,047,942	234,431,464	201,371,151
Advertising and promotion expense	105,938,586	117,921,841	105,649,991
Lease expense	16,294,896	13,641,122	13,347,091
Energy expense	24,444,163	25,178,032	29,566,627
Depreciation and amortization	83,528,045	81,566,802	68,607,566
Other expenses	104,455,411	100,872,027	83,207,159
Total	1,363,390,142	1,300,011,961	1,143,509,723

(1)   See Note 30 Employee benefits.

Note 10 Financial results

The financial income composition for the year ended as of December 31, 2016, 2015 y 2014, is as follows:

Financial Results	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Financial income	5,680,068	7,845,743	12,136,591
Financial cost	(20,307,238)	(23,101,329)	(22,957,482)
Foreign currency exchange differences	456,995	957,565	(613,181)
Result as per adjustment units	(2,246,846)	(3,282,736)	(4,159,131)
Total	(16,417,021)	(17,580,757)	(15,593,203)

Note 11 Other income by function

The detail of other income by function is as follows:

Other income by function	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	1,882,883	2,541,619	1,978,208
Lease	382,934	245,285	364,388
Sales of glass	549,787	672,203	836,098
Others	2,328,550	3,118,137	(1) 22,285,022
Total	5,144,154	6,577,244	25,463,716

 (1)    Under this amount includes, the positive one-time effect compensations received by our Argentine subsidiary CICSA for an amount 227,245 thousands of Argentine pesos (equivalent to MUS$ 34,200), for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and the license for the production and distribution of Budweiser beer in Uruguay.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 12 Other Gains (Losses)

The detail of other gains (losses) items is as follows:

Other gains (losses)	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(10,134,414)	9,839,675	4,152,548
Marketable securities to fair value	84,133	36,280	(103,306)
Other	1,704,374	(1,363,955)	(12,303)
Total	(8,345,907)	8,512,000	4,036,939

(1)   Under this concept the Company received cash flows amounting ThCh$ 9,698,871, ThCh$ 5,419,700 and ThCh$ 927,149 corresponding to 2016, 2015 and 2014, respectevily and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 13 Cash and cash equivalents

Cash and cash equivalent balances were as follows,

	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$	ThCh$
Cash	106,203	12,712	12,708
Overnight deposits	1,978,738	462,873	1,319,399
Bank balances	41,276,555	42,370,367	30,853,126
Time deposits	14,955,778	32,639,373	99,373,117
Investments in mutual funds	24,772	-	-
Securities purchased under resale agreements	75,447,904	117,068,914	83,216,526
Total	133,789,950	192,554,239	214,774,876

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The currency composition of cash and cash equivalents at December 31, 2016, is as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guaraní	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	100,921	788	-	4,494	-	-	-	106,203
Overnight deposits	-	1,978,738	-	-	-	-	-	1,978,738
Bank balances	27,164,331	6,258,367	786,887	2,158,115	1,136,782	3,269,045	503,028	41,276,555
Time deposits	14,955,778	-	-	-	-	-	-	14,955,778
Investments in mutual funds	-	-	-	24,772	-	-	-	24,772
Securities purchased under resale agreements	75,447,904	-	-	-	-	-	-	75,447,904
Total	117,668,934	8,237,893	786,887	2,187,381	1,136,782	3,269,045	503,028	133,789,950

The currency composition of cash and cash equivalents at December 31, 2015, is as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guaraní	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,675	39	-	1,998	-	-	-	12,712
Overnight deposits	-	462,873	-	-	-	-	-	462,873
Bank balances	21,964,295	4,922,732	955,840	5,699,756	948,816	7,519,619	359,309	42,370,367
Time deposits	32,639,373	-	-	-	-	-	-	32,639,373
Securities purchased under resale agreements	117,068,914	-	-	-	-	-	-	117,068,914
Total	171,683,257	5,385,644	955,840	5,701,754	948,816	7,519,619	359,309	192,554,239

The currency composition of cash and cash equivalents at December 31, 2014, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guaraní	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	9,939	-	420	-	2,349	-	-	-	12,708
Overnight deposits	-	-	1,319,399	-	-	-	-	-	1,319,399
Bank balances	8,790,934	-	4,738,935	974,179	11,726,073	536,097	3,753,420	333,488	30,853,126
Time deposits	90,962,579	8,410,538	-	-	-	-	-	-	99,373,117
Investments in mutual funds	-	-	-	-	-	-	-	-	-
Securities purchased under resale agreements	83,216,526	-	-	-	-	-	-	-	83,216,526
Totales	182,979,978	8,410,538	6,058,754	974,179	11,728,422	536,097	3,753,420	333,488	214,774,876

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The composition of time deposits is as follows:

As of December 31, 2016:

Financial Institution	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander	12-27-2016	01-05-2017	CLP	1,250,550	0.33
Banco Santander	12-28-2016	01-10-2017	CLP	2,400,792	0.33
Banco Santander	12-29-2016	01-25-2017	CLP	5,701,292	0.34
Banco Consorcio	12-28-2016	01-26-2017	CLP	5,401,782	0.33
Banco Francés	12-12-2016	01-11-2017	$ ARG	201,362	1.60
Total				14,955,778

As of December 31, 2015:

Financial Institution	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio	11-30-2015	01-06-2016	CLP	3,512,658	0.35
Banco Consorcio	12-29-2015	01-20-2016	CLP	800,181	0.34
Banco Consorcio	12-29-2015	01-25-2016	CLP	2,850,665	0.35
Banco Consorcio	12-14-2015	01-12-2016	CLP	37,568	0.32
Banco Consorcio	12-29-2015	01-29-2016	CLP	2,500,600	0.36
Banco Consorcio	12-21-2015	01-20-2016	CLP	460,521	0.34
Banco de Crédito e Inversiones	12-15-2015	01-08-2016	CLP	7,762,889	0.33
Banco Santander	12-21-2015	01-20-2016	CLP	6,407,467	0.35
Banco Santander	12-23-2015	01-20-2016	CLP	1,251,133	0.34
Banco Santander	12-24-2015	01-11-2016	CLP	1,651,271	0.33
Banco Santander	12-28-2015	01-25-2016	CLP	3,301,122	0.34
HSBC Bank Chile	12-17-2015	01-14-2016	CLP	2,103,298	0.33
Total				32,639,373

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2014

Financial Institution	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio	11-25-2014	01-09-2015	CLP	5,018,600	0.31
Banco Consorcio	12-24-2014	01-19-2015	CLP	4,002,707	0.29
Banco Consorcio	12-22-2014	01-20-2015	CLP	230,186	0.27
Banco Consorcio	12-22-2014	01-20-2015	CLP	700,588	0.28
Banco de Chile	11-06-2014	02-05-2015	CLP	3,016,500	0.30
Banco de Chile	11-25-2014	01-09-2015	CLP	8,430,240	0.30
Banco de Chile	12-11-2014	01-12-2015	CLP	2,054,168	0.31
Banco de Chile	12-26-2014	02-10-2015	CLP	2,001,000	0.30
Banco de Chile	12-30-2014	02-10-2015	CLP	3,000,300	0.30
Banco de Chile	11-06-2014	02-05-2015	UF	3,039,750	1.60
Banco de Crédito e Inversiones	10-28-2014	01-08-2015	CLP	3,472,080	0.30
Banco de Crédito e Inversiones	12-16-2014	01-23-2015	CLP	8,011,600	0.29
Banco de Crédito e Inversiones	10-15-2014	01-08-2015	CLP	10,079,567	0.31
Banco de Crédito e Inversiones	12-26-2014	02-10-2015	CLP	2,301,073	0.28
Banco Internacional	12-16-2014	01-23-2015	CLP	3,005,700	0.38
Banco Itaú	10-29-2014	01-27-2015	CLP	5,331,387	0.28
Banco Santander	11-20-2014	01-08-2015	CLP	4,518,450	0.30
Banco Santander	11-28-2014	01-15-2015	CLP	5,618,480	0.30
Banco Santander	12-03-2014	01-08-2015	CLP	2,306,440	0.30
Banco Santander	12-24-2014	01-19-2015	CLP	4,703,180	0.29
Banco Santander	12-26-2014	02-10-2015	CLP	4,002,000	0.30
Banco Santander	12-30-2014	02-10-2015	CLP	2,100,203	0.29
Banco Santander	12-03-2014	01-08-2015	CLP	150,420	0.30
Banco Santander	12-11-2014	01-07-2015	CLP	1,803,360	0.28
Banco Security	12-22-2014	01-23-2015	CLP	2,702,430	0.30
Banco Security	12-23-2014	01-30-2015	CLP	2,401,920	0.30
BancoEstado	10-29-2014	01-27-2015	UF	5,370,788	0.28
Total				99,373,117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The composition of Securities purchased under resale agreements is as follows:

As of December 31, 2016:

Financial Institution	Securities purchased (*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-04-2017	CLP	3,531,124	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2016	01-04-2017	CLP	3,602,675	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-28-2016	01-04-2017	CLP	2,044,419	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander	12-28-2016	01-04-2017	CLP	674,935	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-06-2017	CLP	1,679,525	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2016	01-06-2017	CLP	1,205,429	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-28-2016	01-06-2017	CLP	1,116,326	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-29-2016	01-06-2017	CLP	1,427,025	0.31
BanChile Corredores de Bolsa S.A.	BancoEstado	12-29-2016	01-06-2017	CLP	1,725,807	0.31
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-29-2016	01-06-2017	CLP	5,799,890	0.31
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones	12-29-2016	01-06-2017	CLP	1,549,449	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano	12-29-2016	01-06-2017	CLP	3,916,539	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-29-2016	01-06-2017	CLP	6,085,662	0.33
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2016	01-10-2017	CLP	2,400,528	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones	12-29-2016	01-10-2017	CLP	6,019,097	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	3,933,092	0.33
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-30-2016	01-10-2017	CLP	1,600,149	0.28
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2016	01-10-2017	CLP	3,000,280	0.28
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	1,350,297	0.33
BancoEstado S.A. Corredores de Bolsa	Banco BICE	12-29-2016	01-05-2017	CLP	105,017	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-10-2017	CLP	500,110	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Santander	12-29-2016	01-10-2017	CLP	3,500,770	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-16-2017	CLP	4,000,880	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-20-2017	CLP	1,917,467	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-20-2017	CLP	82,974	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-03-2017	CLP	250,055	0.33
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2016	01-05-2017	CLP	6,101,342	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones	12-27-2016	01-03-2017	CLP	925,383	0.31
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-05-2017	CLP	725,160	0.33
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-16-2017	CLP	872,178	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2016	01-16-2017	CLP	435,612	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-28-2016	01-16-2017	CLP	1,865,909	0.32
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones	12-28-2016	01-16-2017	CLP	1,241,355	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander	12-28-2016	01-16-2017	CLP	261,444	0.32
Total					75,447,904

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015:

Financial Institution	Securities purchased (*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-24-2015	01-08-2016	CLP	3,731,991	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-08-2016	CLP	4,253,623	0.31
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-20-2016	CLP	19,557	0.30
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones	12-28-2015	01-08-2016	CLP	8,828,519	0.31
BanChile Corredores de Bolsa S.A.	BancoEstado	12-24-2015	01-08-2016	CLP	4,674,281	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2015	01-08-2016	CLP	3,923,128	0.31
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2015	01-20-2016	CLP	449	0.30
BancoEstado S.A. Corredores de Bolsa	Banco BICE	12-29-2015	01-14-2016	CLP	980,345	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2015	01-04-2016	CLP	4,693,648	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-08-2016	CLP	7,565,908	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-14-2016	CLP	4,219,808	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones	12-28-2015	01-04-2016	CLP	3,999,302	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2015	01-07-2016	CLP	200,021	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2015	01-14-2016	CLP	2,749,535	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2015	01-14-2016	CLP	750,078	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-28-2015	01-07-2016	CLP	2,600,806	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-29-2015	01-01-2016	CLP	1,300,277	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Santander	12-29-2015	01-14-2016	CLP	3,079,945	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security	12-28-2015	01-04-2016	CLP	5,779,339	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Security	12-29-2015	01-08-2016	CLP	241,899	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security	12-29-2015	01-14-2016	CLP	1,919,498	0.32
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-28-2015	01-04-2016	CLP	4,837,882	0.31
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2015	01-08-2016	CLP	140,839	0.32
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2015	01-14-2016	CLP	10,702,283	0.32
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-23-2015	01-12-2016	CLP	195,156	0.30
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-28-2015	01-04-2016	CLP	1,003,626	0.31
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2015	01-08-2016	CLP	353,294	0.32
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-30-2015	01-14-2016	CLP	9,801,762	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano	12-29-2015	01-14-2016	CLP	652,718	0.32
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano	12-28-2015	01-04-2016	CLP	2,443,254	0.31
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2015	01-08-2016	CLP	800,000	0.32
BBVA Corredores de Bolsa S.A.	BBVA Chile	12-22-2015	01-11-2016	CLP	350,326	0.31
Valores Security S.A. C. de B.	Banco BICE	12-22-2015	01-07-2016	CLP	110,651	0.34
Valores Security S.A. C. de B.	Banco Central de Chile	12-28-2015	01-04-2016	CLP	4,856,917	0.32
Valores Security S.A. C. de B.	Banco Central de Chile	11-30-2015	01-06-2016	CLP	4,053,610	0.34
Valores Security S.A. C. de B.	Banco Consorcio	12-28-2015	01-04-2016	CLP	24,999	0.32
Valores Security S.A. C. de B.	Banco de Crédito e Inversiones	12-28-2015	01-04-2016	CLP	119,401	0.32
Valores Security S.A. C. de B.	Banco Itaú	12-28-2015	01-04-2016	CLP	4,234,301	0.32
Valores Security S.A. C. de B.	Banco Security	11-30-2015	01-06-2016	CLP	1,725,673	0.34
Valores Security S.A. C. de B.	Banco Security	12-28-2015	01-04-2016	CLP	2,707,819	0.32
Valores Security S.A. C. de B.	Banco Security	12-22-2015	01-07-2016	CLP	14,478	0.34
Valores Security S.A. C. de B.	BancoEstado	11-30-2015	01-06-2016	CLP	241,798	0.34
Valores Security S.A. C. de B.	BancoEstado	12-28-2015	01-04-2016	CLP	401,100	0.32
Valores Security S.A. C. de B.	BancoEstado	12-22-2015	01-07-2016	CLP	125,126	0.34
Valores Security S.A. C. de B.	BBVA Chile	12-28-2015	01-04-2016	CLP	1,659,944	0.32
Total					117,068,914

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2014:

Financial Institution	Securities purchased (*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-16-2014	01-15-2015	CLP	3,004,500	0.30
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-16-2014	01-20-2015	CLP	10,015,000	0.30
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-17-2014	01-09-2015	CLP	2,002,613	0.28
BanChile Corredores de Bolsa S.A.	Banco Santander	12-16-2014	01-15-2015	CLP	8,012,000	0.30
BanChile Corredores de Bolsa S.A.	Banco Santander	12-17-2014	01-09-2015	CLP	2,002,613	0.28
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-17-2014	01-09-2015	CLP	1,001,307	0.28
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-22-2014	01-23-2015	CLP	1,401,176	0.28
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-16-2014	01-15-2015	CLP	4,006,000	0.30
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-17-2014	01-08-2015	CLP	600,784	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-19-2014	01-08-2015	CLP	250,280	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-26-2014	01-08-2015	CLP	2,501,167	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-30-2014	01-20-2015	CLP	2,250,203	0.27
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-24-2014	01-08-2015	CLP	2,001,307	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-23-2014	01-06-2015	CLP	450,336	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-29-2014	01-08-2015	CLP	650,122	0.28
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-29-2014	01-22-2015	CLP	2,900,561	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-30-2014	02-10-2015	CLP	5,000,483	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-15-2014	01-08-2015	CLP	2,604,021	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-16-2014	01-08-2015	CLP	1,101,595	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-17-2014	01-08-2015	CLP	250,338	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-18-2014	01-08-2015	CLP	1,301,634	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-22-2014	01-08-2015	CLP	550,479	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-23-2014	01-08-2015	CLP	1,100,851	0.29
Valores Security S.A. C. de B.	Banco BICE	11-26-2014	01-08-2015	CLP	87,863	0.31
Valores Security S.A. C. de B.	Banco BICE	12-17-2014	01-23-2015	CLP	484,241	0.28
Valores Security S.A. C. de B.	Banco BICE	12-29-2014	01-06-2015	CLP	2,920,853	0.29
Valores Security S.A. C. de B.	Banco Central de Chile	11-18-2014	01-07-2015	CLP	288,293	0.29
Valores Security S.A. C. de B.	Banco Central de Chile	12-01-2014	01-20-2015	CLP	1,246,441	0.31
Valores Security S.A. C. de B.	Banco Central de Chile	12-17-2014	01-23-2015	CLP	28,349	0.28
Valores Security S.A. C. de B.	Banco Central de Chile	11-26-2014	01-08-2015	CLP	1,166,177	0.31
Valores Security S.A. C. de B.	Banco Central de Chile	12-29-2014	01-08-2015	CLP	1,000,193	0.29
Valores Security S.A. C. de B.	Banco Consorcio	12-29-2014	01-15-2015	CLP	100,759	0.28
Valores Security S.A. C. de B.	Banco Consorcio	12-29-2014	01-06-2015	CLP	400,077	0.29
Valores Security S.A. C. de B.	Banco de Crédito e Inversiones	11-18-2014	01-07-2015	CLP	886,510	0.29
Valores Security S.A. C. de B.	Banco Itaú	11-18-2014	01-07-2015	CLP	1,037,652	0.29
Valores Security S.A. C. de B.	Banco Itaú	11-26-2014	01-08-2015	CLP	174,866	0.31
Valores Security S.A. C. de B.	Banco Itaú	12-01-2014	01-20-2015	CLP	418,344	0.31
Valores Security S.A. C. de B.	Banco Itaú	12-17-2014	01-23-2015	CLP	1,512,069	0.28
Valores Security S.A. C. de B.	Banco Itaú	12-29-2014	01-15-2015	CLP	788,389	0.28
Valores Security S.A. C. de B.	Banco Santander	12-01-2014	01-20-2015	CLP	413,433	0.31
Valores Security S.A. C. de B.	Banco Security	11-18-2014	01-07-2015	CLP	3,839,782	0.29
Valores Security S.A. C. de B.	Banco Security	11-26-2014	01-08-2015	CLP	1,180,497	0.31
Valores Security S.A. C. de B.	Banco Security	12-01-2014	01-20-2015	CLP	630,151	0.31
Valores Security S.A. C. de B.	Banco Security	12-17-2014	01-23-2015	CLP	3,998,068	0.28
Valores Security S.A. C. de B.	Banco Security	12-29-2014	01-15-2015	CLP	1,318,189	0.28
Valores Security S.A. C. de B.	Banco Security	12-29-2014	01-06-2015	CLP	577,769	0.29
Valores Security S.A. C. de B.	BancoEstado	11-18-2014	01-07-2015	CLP	976,860	0.29
Valores Security S.A. C. de B.	BancoEstado	12-17-2014	01-23-2015	CLP	47,422	0.28
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-17-2014	01-23-2015	CLP	438,345	0.28
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-29-2014	01-15-2015	CLP	469,734	0.28
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-29-2014	01-06-2015	CLP	1,102,267	0.29
Valores Security S.A. C. de B.	Scotiabank Sudamericano	12-29-2014	01-15-2015	CLP	723,563	0.28
Total					83,216,526

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The total accumulated cash flows paid in business combinations and acquisitions of associates are as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Cash flow used in the purchase of non-controling interests (1)	2,174,370	1,921,245	13,776,885
Other cahs payment to acquire interests in joint ventures (2)	27,043,481	42,163,032	1,445,478
Cahs flow used for control of subsidiaries or other business (3)	19,111,686	-	-
Payment for changes in ownership interests in subidiaries (4)	641,489	-	8,369
Total	48,971,026	44,084,277	15,230,732

(1)   Corresponds to an increased of capital made in 2016 and 2015 and the acquisitions made during 2014 of Bebidas Bolivianas BBO S.A. (see Note 19).

(2)   Corresponds to an increased of capital made in 2016, 2015 and 2014 of Central Cervecera de Colombia S.A.S. (see Note 19) and to the amount paid in proportion to the creation of the company Promarca Internacional SpA. (See Note 1, letter a)). In 2015 corrsponds to the payment of 50% of the acquisitions of Bebidas Carozzi CCU SpA. (see Note 1).

(3)   Corresponds to acquisition of additional interests in Manantial S.A. through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1, point (1)).

(4)   In 2016 corresponds to the payment for ownership on Artisan SRL (Paraguay) (see Note 8, letter a)).

Note 14 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile Operating segment (1)	145,670,490	-	136,203,740	-
International business Operating segment	63,600,881	-	52,591,935	-
Wines Operating segment	42,958,093	-	43,333,189	-
Others accounts receivables (2)	32,375,234	3,563,797	24,033,944	-
Impairment loss estimate	(3,837,914)	-	(3,936,871)	-
Total	280,766,784	3,563,797	252,225,937	-

(1)    From the third quarter of 2016 onwards, the Chile Operating segment incorporated in their management the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A. As of December 2015, the account receivables of the Strategic Service Units were disclosed under item Others for an amount of ThCh$ 47,871,339, however for comparability purposes these account receivable have been reclassifficated to the Chile Operating segment.

(2)    As of December 31, 2016, this item mainly includes ThCh$ 526,959 in short-term and ThCh$ 2,898,277 in long-term related to de account receivable to the sale of 49% that subsidiriary CPCh maintained in Compañía Pisquera Bauzá S.A. (see Note 24).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chilean Peso	179,896,747	158,757,937
Argentine Peso	56,773,947	48,535,814
US Dollar	24,449,473	25,498,590
Euro	7,025,446	7,463,166
Unidad de Fomento	3,613,395	7,102
Uruguayan Pesos	5,304,719	4,074,908
Paraguayan Guaraní	6,010,193	6,111,636
Others currencies	1,256,661	1,776,784
Total	284,330,581	252,225,937

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The detail of the accounts receivable maturities as of December 31, 2016, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile Operating segment	145,670,490	134,545,838	8,090,616	1,136,211	638,417	1,259,408
International business Operating segment	63,600,881	55,230,423	7,521,071	130,299	275,300	443,788
Wines reportable Operating segment	42,958,093	39,499,120	3,028,707	208,628	137,671	83,967
Others accounts receivables	32,375,234	31,897,595	186,213	291,426	-	-
Sub Total	284,604,698	261,172,976	18,826,607	1,766,564	1,051,388	1,787,163
Impairment loss estimate	(3,837,914)	-	(1,130,545)	(478,707)	(542,389)	(1,686,273)
Total current	280,766,784	261,172,976	17,696,062	1,287,857	508,999	100,890
Others accounts receivables	3,563,797	3,563,797	-	-	-	-
Total non-current	3,563,797	3,563,797	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2015, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile Operating segment	136,203,740	124,024,627	10,108,821	659,670	511,993	898,629
International business Operating segment	52,591,935	45,600,898	5,839,178	226,648	321,512	603,699
Wines reportable Operating segment	43,333,189	40,022,791	2,715,939	193,781	299,921	100,757
Others accounts receivables	24,033,944	22,204,897	370,715	982,963	475,369	-
Sub Total	256,162,808	231,853,213	19,034,653	2,063,062	1,608,795	1,603,085
Impairment loss estimate	(3,936,871)	-	(888,274)	(280,839)	(1,168,592)	(1,599,166)
Total	252,225,937	231,853,213	18,146,379	1,782,223	440,203	3,919

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2016, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 27.1% (29.1% in 2015) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables. Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of punishment normally takes more than 1 year.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Balance at the beginning of year	(3,936,871)	(3,153,132)
Impairment estimate for accounts receivable	(1,352,722)	(1,883,258)
Uncollectible accounts	219,222	264,618
Back of unused provisions	1,031,841	557,106
Effect of translation into presentation currency	200,616	277,795
Total	(3,837,914)	(3,936,871)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 15 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)   An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. renew the contract for a period of nine years. Consequently, the UF 9,995 will pay in ten instalments of UF 1,200 each one and a final payment of UF 2,050, beginning February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018 and May 31,2020.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2016 and 2015, is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2016	As of December 31, 2015
							ThCh$	ThCh$
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(3)	Associated	Sales of products	USD	42,006	78,810
0-E	Pepsi Cola Panamericana S.R.L.	Perú	(3)	Associated with the controller	Sales of products	USD	1,149	1,149
76,028,758-K	Norgistics Chile S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	110
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller	Billed services	CLP	526	5,353
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Billed services	CLP	10,513	29,817
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	120,458	142,789
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture	Sales of products	CLP	1,035,566	738,270
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture	Rental of cranes	CLP	3,215	2,875
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	13,058	90,323
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder to subsidiary	Advance purchase	CLP	14,393	1,065,214
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder to subsidiary	Sales of products	CLP	7,450	24,027
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder to subsidiary	Loan	U.F.	30,542	29,589
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder to subsidiary	Sales of products	U.F.	76,620	74,529
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder to subsidiary	Sales of products	CLP	2,575	5,651
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	458	522
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder to subsidiary	Sales of products	CLP	14,747	-
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	4,552	3,723
91,705,000-7	Quiñenco S.A.	Chile	(1)	Shareholder Controller	Sales of products	CLP	1,937	3,070
92,011,000-2	Empresa Nacional de Energía ENEX S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	2,136
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	1,437	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,479	4,198
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	258,306	203,349
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Sales of products	CLP	-	12,664
96,536,010-7	Inversiones Consolidadas Limitada	Chile	(1)	Related to the controller	Sales of products	CLP	1,513	1,409
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,096	1,073
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	76,704	301,882
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	10
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	30	30
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	30	40
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	255,330	29,502
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	120,547	126,435
99,525,700-9	Las Margaritas S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	47
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	73,511	358,428
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	39,669	881,499
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Interests	CLP	219,835	219,647
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales service	CLP	96,572	118,292
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared service	CLP	243,689	182,822
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Collection service	CLP	312	49,646
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittanse send	CLP	750,000	-
Total							3,523,825	4,788,930

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2016	As of December 31, 2015
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder to subsidiary	Loan	U.F.	190,040	209,330
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Shareholder to subsidiary	Sales of products	U.F.	166,625	236,608
Total							356,665	445,938

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2016	As of December 31, 2015
							ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical assiStance	Euros	64,932	246,334
0-E	Banco Amambay S.A.	Holanda	(3)	Associated	Commissions	PYG	34	-
0-E	Grafica y Editorial Intersuda S.A.	Holanda	(3)	Related to the controller	Purchase of products	PYG	1,604	-
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical assistance	Euros	3,344,215	6,568,594
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	Purchase of products	Euros	787,873	307,118
0-E	Heineken Nederland Supply	Francia	(3)	Related to the controller	License and technical assistance	Euros	-	37,772
0-E	Heineken supply chain B.V.	Francia	(3)	Related to the controller	Purchase of products	Euros	-	11,647
0-E	Nestlé Waters Management & Tecnology S.A.S.	Uruguay	(3)	Related to the controller	Purchase of products	Euros	-	12,191
0-E	Nestlé Waters Marketing & Distribution S.A.S.	Chile	(3)	Related to the controller	Purchase of products	Euros	-	21,861
0-E	Pespsi Cola Manufacturing Co. of Uruguay S.R.L.	Chile	(3)	Related to the controller	Purchase of products	USD	-	151,578
0-E	Watt's Alimentos S.A.	Chile	(3)	Related to the controller	Purchase of products	USD	2,196	-
76,115,132-0	Canal 13 S.p.A.	Chile	(1)	Related to the controller	Marketing services	CLP	333,658	21,100
76,481,675-7	Cerveceria Szot S.p.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	4,930	-
77,051,330-8	Cervecería Kunstmann Ltda.	Paraguay	(1)	Shareholder to subsidiary	Purchase of products	CLP	6,691	15,707
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture	Marketing services	CLP	37,889	24,694
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	315	212
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder to subsidiary	Purchase of products	CLP	846,035	1,195,665
81,805,700-8	Cooperativa AgrÍcola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder to subsidiary	Purchase of products	CLP	41,667	-
84,356,800-9	Watt´s S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	-	13,205
89,010,400-2	Alusa Chile S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	-	437,884
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller	Electric service	CLP	124,255	-
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller	Transport service	CLP	1,273	193
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,930,063	-
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller	Commission	CLP	2,955	25,911
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller	Transport service	CLP	-	17
96,810,030-0	Radiodifusion S.p.A	Chile	(1)	Related to the controller	Marketing services	CLP	19,018	-
96,894,740-0	Banchile Factoring S.A.	Chile	(1)	Related to the controller	Factoring service	CLP	78,591	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,462,888	414,400
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Billed services	CLP	41,001	2,431
99,540,870-8	Aguas de Antofagasta S.A.	Chile	(1)	Related to the controller	Water service	CLP	-	36,879
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	36,834	63,212
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	217,689	2,015,613
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Discount fleet	CLP	143,465	-
Total							9,530,071	11,624,218

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2016		2015		2014
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V	Holanda	Related to the controller	License and technical assistance	165,995	(165,995)	229,967	(229,967)	161,865	(161,865)
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associated	Sales of products	396,076	150,509	209,292	79,531	-	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associated	Contribution of capital	2,174,370	-	1,921,245	-	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint operation	Contribution of capital	22,943,861	-	19,941,532	-	-	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	License and technical assistance	9,445,557	(9,445,557)	9,331,241	(9,331,241)	6,338,435	(6,338,435)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Billing services	82,475	(52,266)	27,904	(27,904)	95,533	(95,533)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Purchase of products	-	-	71,107	-	295,899	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Sales of products	161,220	120,915	-	-	208,932	79,394
0-E	Nestle Waters S.A.	Italy	Shareholder to subsidiary	Royalty paid	432,535	(432,535)	308,527	(308,527)	204,010	(204,010)
76,115,132-0	Canal 13 S.p.A.	Chile	Related to the controller	Advertising	3,427,941	(2,661,759)	1,554,332	(405,349)	3,318,107	(1,196,948)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Billed services	52,470	52,470	50,787	50,787	64,321	64,321
76,313,970-0	Inversiones Irsa Ltda.	Chile	Controller	Dividends paid	4,132,618	-	4,089,832	-	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Shareholder to subsidiary	Sales of products	522,566	418,052	405,652	324,522	317,990	254,392
77,755,610-K	Comercial Patagona Ltda.	Chile	Joint venture	Sales of products	4,259,983	1,746,594	2,679,985	1,098,794	1,410,939	578,485
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder to subsidiary	Purchase of products	10,083,606	-	8,692,744	-	-	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder to subsidiary	Billed services	3,234,158	3,234,158	2,649,644	2,649,644	-	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller	Sales of products	224,387	183,997	328,256	262,605	-	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder to subsidiary	Dividends paid	633,668	-	489,942	-	511,172	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Loan	28,256	6,815	29,589	5,827	27,681	7,975
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Sales of products	76,619	9,285	74,529	8,487	71,616	11,411
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Purchase of grape	4,255,971	-	6,226,156	-	5,027,758	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Sales of products	-	-	8,071	6,457	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Dividends paid	599,123	-	791,836	-	617,964	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Billed services	-	-	181,437	181,437	-	-
89,010,400-2	Alusa Chile S.A.	Chile	Related to the controller	Purchase of products	3,223,272	-	2,665,007	-	1,562,351	-
90,081,000-8	Compañía Chilena de Fósforo S.A.	Chile	Shareholder to subsidiary	Dividends paid	1,273,753	-	4,055,034	-	1,637,775	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder to subsidiary	Dividends paid	3,530,565	-	2,704,376	-	2,581,736	-
91,705,000-7	Quiñenco S.A.	Chile	Shareholder to Controller	Sales of products	13,984	11,186	14,509	14,509	-	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller	Sales of products	35,532	28,069	-	-	-	-
94,625,000-7	Inversiones Enex S.A	Chile	Related to the controller	Sales of products	1,161,918	906,296	636,707	496,631	-	-
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller	Sales of products	-	-	1,587	1,270	-	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	11,463	11,463	11,006	11,006	10,539	10,539
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	32,109,822	-	31,777,378	-	32,701,972	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Investments	61,400,000	-	225,840,000	-	315,790,000	797,953
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Investment Rescue	170,500,000	402,369	231,800,000	583,333	-	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	311,666	249,322	-	-	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	62,444	27,788	36,560	16,269	315,650	126,260
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,438,419	-	4,776,140	-	3,525,715	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Billed services	234,327	234,327	425,165	425,165	231,038	231,038
97,004,000-5	Banco de Chile	Chile	Related to the controller	Sales of products	87,772	48,800	39,148	25,446	60,472	21,165
97,004,000-5	Banco de Chile	Chile	Related to the controller	Derivatives	35,318,178	2,006,627	105,973,453	1,708,487	2,595,060	(1,637)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Investments	61,400,000	-	204,050,000	-	181,200,794	1,427,444
97,004,000-5	Banco de Chile	Chile	Related to the controller	Leasing paid	87,457	2,266	123,316	(23,901)	224,872	(24,155)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Investment Rescue	61,400,000	247,101	219,500,000	770,364	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse received	-	-	33,298,001	-	31,367,766	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	750,000	-	27,189,651	-	31,144,541	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	-	-	287,243	287,243	363,945	363,945
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	5,973	2,745	13,540	6,223	15,097	9,511
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Billed services	1,553,943	1,553,943	7,633,582	7,633,582	6,990,442	6,990,442
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	5,115,078	-	24,067,498	-	23,303,360	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 13, 2016, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Marc Busain, Carlos Molina Solís, Didier Debrosse, José Miguel Barros van Hövell tot Westerflier y Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 13, 2016. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Molina y Corbo. Additionally, Messrs. Corbo y Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez y Barros shall participate in the Audit Committee´s meetings as observers.

As agreed to at the Ordinary Shareholders´ Meeting held on April 13, 2016, the remuneration of the Directors consists on a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2016. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, those Directors that are members of the Directors Committee receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the SVS. Directors that are members of the Audit Committee receive a gross monthly remuneration of UF 25.

According to the above, as of December 31, 2016, the Directors received ThCh$ 3,215,759 (ThCh$ 2,976,684 in 2015 and ThCh$ 2,746,921 in 2014) in meeting attendance fees and dividend participation. In addition, ThCh$ 212,665 (ThCh$ 191,416 in 2015 and ThCh$ 117,342 in 2014) were paid as meeting attendance fees and dividend participation to the Senior Management of the Parent Company.

As of December 31, 2016, the remuneration corresponding to the key personal was ThCh$ 7,565,658 (ThCh$ 5,497,192 in 2015 and ThCh$ 5,191,018 in 2014). The Company grants annual discretionary and variable bonuses to the top key employees, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 16 Inventories

The inventory balances were as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Finished products	76,323,417	50,873,881
In process products	1,935,157	1,828,386
Raw material	113,232,691	113,716,967
In transit raw material	4,460,822	3,707,440
Materials and products	5,675,945	5,926,122
Realizable net value estimate and obsolescence	(2,337,354)	(1,825,381)
Total	199,290,678	174,227,415

The Company wrote off a total of ThCh$ 2,012,748, ThCh$ 2,057,704 and ThCh$ 1,369,096 relating to inventory shrinkage and obsolescence for the year ended December 31, 2016, 2015 y 2014, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014

	ThCh$	ThCh$	ThCh$
Initial balance	(1,825,381)	(2,589,518)	(1,286,695)
Inventories write-down estimation	(2,551,828)	(1,469,233)	(2,682,310)
Inventories recognised as an expense	2,012,748	2,057,704	1,369,096
Business combination effect	27,107	175,666	10,391
Total	(2,337,354)	(1,825,381)	(2,589,518)

As of December 31, 2016, 2015 and 2014, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 17 Biological current assets

The Company recorded under Biological current assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of Biological current assets is described in Note 2, 2.10.

The movement of Biological current assets were as follows:

ThCh$
As of January 1, 2015
Historic cost	7,633,591
Book Value	7,633,591

As of December 31, 2015
Acquisitions	18,192,939
Decreases due to harvesting	(18,193,190)
Book Value	7,633,340

As of December 31, 2015
Historic cost	7,633,340
Book Value	7,633,340

As of December 31, 2016
Acquisitions	19,611,307
Decreases due to harvesting	(19,296,268)
Book Value	7,948,379

As of December 31, 2016
Historic cost	7,948,379
Book Value	7,948,379

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 18  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurance paid	3,038,856	-	3,512,317	-
Advertising	5,819,736	2,567,939	4,822,197	2,652,382
Advances to suppliers	5,269,826	-	7,438,102	-
Guarantees paid	50,590	227,738	99,493	228,749
Consumables	433,570	-	526,645	-
Dividends receivable	245,073	-	150,343	-
Recoverable taxes (1)	-	1,231,414	-	1,303,925
Cost of subsidiaries acquired (2)	-	641,489	-	-
Other	1,001,486	700,631	1,105,276	1,035,898
Total	15,859,137	5,369,211	17,654,373	5,220,954

(1) Corresponds to the tax profit minimum and VAT credit exporter, both registered in the argentine subsidiaries, whose term of recovery is estimated over a year.

(2) See Note 1, (2).

Note 19 Investment accounted for by the equity method

Joint ventures and Associates

As of December 31, 2016 and 2015, the Company recorded investments qualifying as joint venture and associates.

The share value of the investments in joint ventures and associates is as follows:

	Percentage of participation	As of December 31, 2016	As of December 31, 2015
	%	ThCh$	ThCh$
Cervecería Austral S.A. (1)	50.00	5,548,458	5,043,071
Foods Compañía de Alimentos CCU S.A. (2)	50.00	5,624,391	11,582,085
Central Cervecera de Colombia S.A.S. (3)	50.00	35,449,038	18,718,832
Total joint ventures		46,621,887	35,343,988
Bebidas Bolivianas BBO S.A. (4)	34.00	17,281,665	14,276,937
Other companies		501,394	374,338
Total associates		17,783,059	14,651,275
Total		64,404,946	49,995,263

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The above mentioned values include the goodwill generated through the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas BBO S.A.	9,032,617	7,648,453
Total	10,927,387	9,543,223

The results accrued in joint ventures and associates are as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	754,326	247,180	157,836
Foods Compañía de Alimentos CCU S.A.	(519,536)	(1,251,392)	(334,771)
Central Cervecera de Colombia S.A.S.	(3,969,699)	(2,668,179)	-
Total joint ventures	(3,734,909)	(3,672,391)	(176,935)
Bebidas Bolivianas BBO S.A.	(1,805,548)	(1,557,886)	(1,019,011)
Other companies	(20,065)	2,142	-
Total associates	(1,825,613)	(1,555,744)	(1,019,011)
Total	(5,560,522)	(5,228,135)	(1,195,946)

Changes in investments in joint ventures and associates during such periods are as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Balance at the beginning of year	49,995,263	31,998,620
Business combination effect	25,118,232	23,387,006
Participation in the joint ventures and associates (loss)	(5,560,522)	(5,228,135)
Dividends received	(245,073)	(150,343)
Increase (decrease) through changes in ownership interests	(5,426,209)	-
Others	523,255	(11,885)
Total	64,404,946	49,995,263

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

On November 26, 2015, Foods signed an agreement of sale with Empresas Carozzi S.A., under which the first sold to the second machinery, equipment and brands related to products marketed under the brands Natur and Calaf. The amount of this transaction was ThCh$ 14,931,000 and CCU recognized a net loss after taxes for an amount of ThCh$ 1,034,638, corresponding to their participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

On December 16, 2016, Foods and the subsidiary CCU Inversiones S.A., proceeded to acquire 49,99999% and 0.0001%, respectively of the shares of Alimentos Nutrabien S.A. As a consequence above mentioned the only shareholders direct of that company are: (i) Food´s with 99.99999% of the share capital, and (ii) CCU investments S.A. with a 0.0001% of the share capital, respectively. The amount of this transaction was UF 545.000, equivalent to ThCh$ 14.352.706.

(3) Central Cervecera de Colombia S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt. The Parties will invest in the Company an approximate amount of US$ 400,000,000, following a gradual investment plan conditioned to the fulfillment of certain milestones. As of December 31, 2016 CCU Inversiones II Limitada paid US$ 68,078,797 (US$ 33,901,562 in 2015). The partnership involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

Committed capital payments have been made on the following dates: November 20, 2014, for US$ 2,411,019 (equivalents to ThCh$ 1,445,478; March 25 and 7 July,  2015 for US$ 7,749,931 and US$ 23,740,612 (equivalents to ThCh$ 4,833,244 and ThCh$ 15,108,288, respectively and on August 30, 2016 was a new increased in capital for an amount of US$ 34,177,235 (equivalents to ThCh$ 22,943,861).

(4) Bebidas Bolivianas BBO S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000 (equivalents to ThCh$ 1,921,244). On June 8, 2016 and November 17, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696 (equivalents to ThCh$ 1,510,420) and US$ 1,019,971 (equivalents to ThCh$ 663,951), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2016.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The summarized financial information of these companies as of December 31, 2016, 2015 and 2014 and the figures for each entity 100% of each in summary form are as follows:

	Joint ventures	Associated	Joint ventures	Associated	Joint ventures	Associated
	For the years ended as of December 31,
	2016		2015		2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	63,926,397	19,733,853	59,187,508	18,310,272	46,399,652	8,470,716
Operating result	(11,913,526)	(4,159,093)	(6,796,020)	(4,039,249)	212,503	(2,882,721)
Net income for year	(7,287,727)	(4,712,596)	(6,803,143)	(4,573,734)	(392,427)	(2,920,431)
Other comprehensive income	(3,451,487)	(7,965,214)	(2,494,511)	-	1,312,608	3,719,889
Depreciation and amortization	(2,104,820)	(2,698,849)	(1,998,935)	(534,485)	(1,936,455)	(1,091,414)

	As of December 31, 2016		As of December 31, 2015		As of December 31, 2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	64,587,798	7,602,940	57,908,034	9,326,003	15,625,609	6,987,602
Non-current assets	50,994,744	30,504,073	29,453,402	31,393,842	39,076,178	17,664,655
Current liabilities	23,043,784	5,886,879	6,233,586	6,086,146	17,550,702	4,467,768
Non-current liabilities	2,350,385	7,789,367	3,720,129	9,494,421	2,725,097	5,244,421

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 20 Intangible assets other than goodwill

The intangible assets movement during the years ended as of December 31, 2015 and 2016 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2015
Historic cost	58,720,268	21,353,252	1,914,139	1,046,487	83,034,146
Accumulated amortization	-	(14,281,717)	-	(95,534)	(14,377,251)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2015
Additions	-	3,160,435	-	104,739	3,265,174
Additions by business combination (1)	7,747,581	-	-	-	7,747,581
Transfers (2)	(3,266,332)	-	-	-	(3,266,332)
Divestitures (cost)	-	(3,748)	-	-	(3,748)
Divestitures (amortization)	-	3,748	-	-	3,748
Amortization of year	-	(1,814,784)	-	(126,877)	(1,941,661)
Conversion effect	(2,235,479)	(297,814)	-	(247,219)	(2,780,512)
Effect of conversion (amortization)	-	164,652	-	22,210	186,862
Book Value	60,966,038	8,284,024	1,914,139	703,806	71,868,007

As of December 31, 2015
Historic cost	60,966,038	24,212,125	1,914,139	904,007	87,996,309
Accumulated amortization	-	(15,928,101)	-	(200,201)	(16,128,302)
Book Value	60,966,038	8,284,024	1,914,139	703,806	71,868,007

As of December 31, 2016
Additions	40,000	4,533,631	219,163	-	4,792,794
Additions by business combination (1)	5,614,575	-	-	-	5,614,575
Divestitures (cost)	-	(167,825)	(42,243)	-	(210,068)
Divestitures (amortization)	-	197,910	-	-	197,910
Amortization of year	-	(2,472,425)	-	(389,166)	(2,861,591)
Conversion effect	(1,714,990)	(213,166)	-	(140,990)	(2,069,146)
Effect of conversion (amortization)	-	130,442	-	215,927	346,369
Book Value	64,905,623	10,292,591	2,091,059	389,577	77,678,850

As of December 31, 2016
Historic cost	64,905,623	28,364,765	2,091,059	763,017	96,124,464
Accumulated amortization	-	(18,072,174)	-	(373,440)	(18,445,614)
Book Value	64,905,623	10,292,591	2,091,059	389,577	77,678,850

(1) See Note 1, letter a) and d).

(2) See Note 24, letter a).

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The detail of the Trademarks appears below:

Operating segment	Cash Generating Unit	As of December 31, 2016	As of December 31, 2015
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,476,163	25,861,588
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Compañía Cerveceria Kunstmann S.A.	286,744	286,518
	Subtotal	34,292,689	28,677,888
International Business	CCU Argentina S.A. and subsidiaries	4,774,066	6,171,061
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,822,016	2,932,762
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	3,234,664	3,440,608
	Subtotal	10,830,746	12,544,431
Wines	Viña San Pedro Tarapacá S.A.	19,782,188	19,743,719
	Subtotal	19,782,188	19,743,719
Total		64,905,623	60,966,038

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2016 and 2015 was as follows:

Goodwill
ThCh$
As of January 1, 2015
Historic cost	86,779,903
Book Value	86,779,903

As of December 31, 2015
Additions by business combination (1)	16,189,798
Transfers (2)	(2,856,245)
Conversion effect	(623,084)
Book Value	99,490,372

As of December 31, 2015
Historic cost	99,490,372
Book Value	99,490,372

As of December 31, 2016
Conversion effect	(2,827,349)
Book Value	96,663,023

As of December 31, 2016
Historic cost	96,663,023
Book Value	96,663,023

(1) See Note 1, letter d).

(2) See Note 24, letter a).

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Operating segment	Cash Generating Unit	As of December 31, 2016	As of December 31, 2015
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	47,443	47,443
	Subtotal	43,992,924	43,992,924
International Business	CCU Argentina S.A. and subsidiaries	6,851,916	8,864,698
	Marzurel S.A., Coralina S.A. and Milotur S.A.	7,260,675	7,701,975
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	6,141,364	6,514,631
	Subtotal	20,253,955	23,081,304
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Subtotal	32,416,144	32,416,144
Total		96,663,023	99,490,372

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Goodwill assigned to the CGU is subject to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 9.5% to 12.8%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2016, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 22 Property, plant and equipment

The movement of Property, plant and equipment is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2015
Historic cost	557,500,819	388,454,274	189,538,674	111,860,840	101,859,601	56,290,001	16,367,167	30,037,467	1,451,908,843
Accumulated depreciation	(136,838,685)	(233,259,470)	(101,755,979)	(73,303,551)	-	(39,158,230)	(2,620,547)	(13,716,739)	(600,653,201)
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	101,859,601	17,131,771	13,746,620	16,320,728	851,255,642

As of December 31, 2015
Additions	-	-	-	-	123,581,249	-	-	-	123,581,249
Transfers	24,332,658	53,855,456	21,539,178	12,777,031	(121,954,867)	8,596,245	8,750	845,549	-
Conversion effect historic cost	(6,736,100)	(10,797,668)	(11,546,968)	(4,002,063)	(460,019)	(511,782)	(2,578)	(180,003)	(34,237,181)
Write off (cost)	(747,359)	(289,708)	(3,742,613)	(1,918,945)	-	(1,156,594)	(18,734)	-	(7,873,953)
Write off (depreciation)	394,898	184,171	3,456,971	1,909,228	-	636,696	12,858	-	6,594,822
Capitalized interests	-	-	-	-	1,086,976	-	-	-	1,086,976
Depreciation	(16,319,675)	(23,241,987)	(20,568,254)	(9,738,483)	-	(6,504,278)	(290,871)	(1,009,087)	(77,672,635)
Conversion effect depreciation	828,924	4,905,696	5,480,844	2,894,015	-	353,900	256	81,519	14,545,154
Others increase (decreased)	264,777	368,742	783,920	226,420	(2,018,429)	150,953	(23,262)	-	(246,879)
Divestitures (cost)	(416,892)	(1,536,631)	(11,721,918)	(1,758,026)	-	(1,512,864)	(283)	(1,063,451)	(18,010,065)
Divestitures (depreciation)	489,274	1,193,606	10,980,342	1,624,423	-	965,423	165	629,647	15,882,880
Transfers to Assets Held for Sale (Cost)	(2,682,692)	-	-	-	-	-	-	-	(2,682,692)
Transfers to Assets Held for Sale (Depreciation)	443,892	-	-	-	-	-	-	-	443,892
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2015
Historic cost	569,642,008	428,398,944	185,024,437	117,920,217	102,094,511	60,844,400	16,447,490	29,639,562	1,510,011,569
Accumulated depreciation	(149,128,169)	(248,562,463)	(102,580,240)	(77,349,328)	-	(42,694,930)	(3,014,569)	(14,014,660)	(637,344,359)
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2016
Additions	-	-	-	-	128,518,969	-	-	-	128,518,969
Transfers	22,834,409	40,559,020	26,734,419	11,477,889	(115,555,005)	12,571,079	-	1,378,189	-
Conversion effect historic cost	(5,161,938)	(9,794,457)	(10,440,956)	(3,309,017)	(716,066)	(63,653)	(1,927)	(100,704)	(29,588,718)
Write off (cost)	(421,820)	(1,114,726)	(963,296)	(602,003)	164,887	(1,425,485)	-	-	(4,362,443)
Write off (depreciation)	16,882	1,045,213	1,211,494	557,191	-	809,775	-	-	3,640,555
Capitalized interests	-	-	-	-	853,832	-	-	-	853,832
Depreciation	(16,446,343)	(22,298,558)	(20,154,538)	(9,709,915)	-	(9,495,693)	(235,007)	(1,025,552)	(79,365,606)
Conversion effect depreciation	1,743,342	4,080,872	3,082,501	4,139,993	-	252,389	578	66,872	13,366,547
Others increase (decreased)	(40,372)	1,960,728	(1,217,118)	(313,368)	(779,982)	792,760	(620,991)	-	(218,343)
Divestitures (cost)	(1,973,792)	(4,671,503)	(919,611)	(105,417)	-	(479,526)	-	(1,480,301)	(9,630,150)
Divestitures (depreciation)	1,366,357	4,474,718	699,573	23,026	-	375,766	-	1,010,409	7,949,849
Book Value	422,430,564	194,077,788	80,476,665	42,729,268	114,581,146	21,486,882	12,575,574	15,473,815	903,831,702

As of December 31, 2016
Historic cost	584,830,357	453,656,276	196,174,306	129,190,151	114,581,146	70,251,593	13,926,785	29,436,746	1,592,047,360
Accumulated depreciation	(162,399,793)	(259,578,488)	(115,697,641)	(86,460,883)	-	(48,764,711)	(1,351,211)	(13,962,931)	(688,215,658)
Book Value	422,430,564	194,077,788	80,476,665	42,729,268	114,581,146	21,486,882	12,575,574	15,473,815	903,831,702

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The balance of the land at the end of each year is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Land	226,136,602	227,849,584
Total	226,136,602	227,849,584

Capitalized interest as of December 31, 2016, amounted to ThCh$ 853,832 (ThCh$ 1,086,976 in 2015), using an annually capitalization rate of 4.17% for both years.

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2016, the Company maintained approximately 4,208 of which 3,787 hectares are for vines in production stage. Of the total hectares mentioned above, 3,455 correspond to own land and 332 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2016, the production plant vines yield approximately 49.8 million kilos of grapes (60.1 million kilos of grapes in 2015).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Managment has not perceived evidence of impairment with respect to these at December 31, 2016.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Land	3,130,181	3,037,571
Buildings	9,217,312	9,333,443
Machinery and equipment	228,081	1,061,907
Total	12,575,574	13,432,921

In Note 26, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 23 Investment Property

Changes in the movement of the investment property during the years ended as of December 31, 2015 and 2016 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2015
Historic cost	5,860,457	2,775,205	8,635,662
Depreciation	-	(718,049)	(718,049)
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2015
Additions	-	4,148	4,148
Transfers from PPE (cost)	(275,000)	-	(275,000)
Depreciation	-	(60,450)	(60,450)
Conversion effect (depreciation)	(488,315)	(291,928)	(780,243)
Conversion effect	-	31,934	31,934
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2015
Historic cost	5,097,142	2,487,425	7,584,567
Depreciation	-	(746,565)	(746,565)
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2016
Additions	-	11,036	11,036
Divestitures	(2,563)	-	(2,563)
Depreciation	-	(41,055)	(41,055)
Conversion effect (depreciation)	(364,940)	(218,986)	(583,926)
Conversion effect	-	32,333	32,333
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2016
Historic cost	4,729,639	2,279,475	7,009,114
Depreciation	-	(755,287)	(755,287)
Book Value	4,729,639	1,524,188	6,253,827

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 251,545 revenue during year 2016 (ThCh$ 172,243 in 2015 and ThCh$ 153,283 in 2014). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 131,389 for year 2016 (ThCh$ 127,093 in 2015 and ThCh$ 117,661 in 2014). In addition, the expenses associated with such investment properties amounted to ThCh$ 71,090 for the year ended as of December 31, 2016 (ThCh$ 120,340 in 2015 and ThCh$ 190,670 in 2014).

The fair value, of investment property that represent 90% of the book value, is ThCh$ 18,249,882.

Management has not detected any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 24 Assets of disposal group held for sale

a)	Chile Operating segment

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (“CPCh”) (subsidiary of Compañía Cervecerías Unidas S.A.) has sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

In January 2016, the first installment was paid for an amount of UF 20,000 (equivalents to ThCh$ 512,596 on January 8, 2016).

As of December 31, 2016, the balances is UF 130,000 plus interest, of which UF 20,000 with short-term maturity (equivalents to ThCh$ 526,959) and UF 110,000 with long-term maturity (equivalents to ThCh$ 2,898,277 payable in annual installments maturing in 2020 (See Note 14).

Previously, in October 2015, the Board of Directors of CPCh agreed to instruct the Management to obtain an agreement with Agroproductos Bauzá based on the terms which were reflected in the before mentioned transaction. As a consequence of the aforementioned CPCh recorded a provision before taxes for an amount of ThCh$ 1,401,253, charged to the result of the fourth quarter of for year 2015. This amount is presented under Other gains/losses in the Consolidated Statement of Income of the quarter.

b)	International Business Operating segment
-

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

-

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets. At the date of issuance of these Financial Statements this transaction is current.

-

During December 2014, the Board of subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina. During November 2015 this property was sold and a gain before tax of ThCh$ 1,977,432 was recognize under item Other income by function.

-

During September 2015, the Board of subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina. At the date of issuance of these Financial Statements that property is the same condition.

c)	Wine Operating segment
-

During November 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certanis fixed asstes located in Rengo city, Provincia de Cachapoal, Sexta Región. On December 23, 2015 signed sale reservation contract for al fiexed assets available for the sale. At the date of issuance of these Financial Statements that  transaction is current.

As described in Note 2, 2.18, non-current assets held for sale have been recorded at the lower of carrying amount less cost to sale.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

At December 31, 2016 and 2015, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Land	1,816,348	1,855,980
Contructions	504,207	544,863
Machinerys	57,332	74,109
Joint agreement (Trademarks, goodwill, net of deferred taxes) (1)	-	3,844,364
Total	2,377,887	6,319,316

(1)   Under this ítem include ThCH$ 2,856,245 related to Goodwill

Note 25 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Refundable tax previous year	4,436,810	3,296,151
Taxes under claim (1)	2,141,476	2,138,675
Argentinean tax credits	2,532,114	3,756,333
Monthly provisions	18,860,164	4,592,593
Payment of absorbed profit provision	75,141	33,276
Other credits	1,377,774	1,447,192
Total	29,423,479	15,264,220

(1)   This item include claims for refund of first category taxes (Provisional payment of absorved profit) for an amount of ThCh$ 968,168 that was presented in April 2014 from the commercial year 2013 and claim to ThCh$ 1,173,281 presented in April 2010 from the commercial year 2009.

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chilean income taxes	7,033,363	7,689,139
Monthly provisional payments	4,365,187	3,488,085
Chilean unique taxes	68,824	224,045
Estimated Argentine minimum gain subsidiaries taxes	339,060	796,755
Total	11,806,434	12,198,024

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2016, 2015 and 2014, is as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(878,629)	(454,933)	992,342
Prior year adjustments	3,838,136	3,204,656	4,763,242
Effect of change in tax rates	(856,612)	(1,066,964)	(14,520,287)
Tax benefits (loss)	(765,292)	248,559	527,447
Total deferred tax expense	1,337,603	1,931,318	(8,237,256)
Current tax expense	(31,285,976)	(48,168,474)	(34,522,795)
Prior period adjustments	(298,010)	(3,877,360)	(3,913,449)
(Loss) Income from income tax	(30,246,383)	(50,114,516)	(46,673,500)

(1)   On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system.  The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

      The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780, has been accounted against to Net income. As of December 31, 2014, the total effect registered against the Net income was an amount of ThCh$ 14,520,287.

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(20,648)	(17,563)	39,470
Actuarial gains and losses deriving from defined benefit plans	659,198	314,541	501,689
Charge to equity	638,550	296,978	541,159

Effective Rate

The Company’s income tax expense as of December 31, 2016, 2015 y 2014 represents 17.70%, 26.30% and 27.90%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2016		2015		2014
	ThCh$	Rate (%)	ThCh$	Rate (%)	ThCh$	Rate (%)
Income before taxes	170,328,270	-	190,640,106	-	167,168,082	-
Income tax using the statutory rate	(40,878,785)	24.00	(42,894,024)	22.50	(35,105,297)	21.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	10,357,858	(6.10)	(3,202,337)	1.70	(133,385)	0.10
Effect of change in tax rate	(856,612)	0.50	(1,066,964)	0.50	(14,520,287)	8.60
Effect of tax rates in Argentina and Uruguay	(1,308,482)	0.80	(2,278,489)	1.20	2,235,676	(1.30)
Prior year adjustments	2,439,638	(1.40)	(672,702)	0.40	849,793	(0.50)
Income tax, as reported	(30,246,383)	17.70	(50,114,516)	26.30	(46,673,500)	27.90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Movement of deferred tax assets
Accounts receivable impairment provision	861,158	714,251
Other non-tax expenses	11,303,607	12,808,597
Employee benefits	2,166,999	1,930,430
Inventory impairment provision	1,554,362	499,611
Severance indemnity	4,937,161	5,044,561
Inventory valuation	2,337,591	1,454,638
Amortization of intangibles	206,616	2,517,835
Other assets	3,536,574	3,856,366
Tax loss carryforwards	4,960,567	5,703,304
Total assets from deferred taxes	31,864,635	34,529,593

Deferred taxes liabilities
Fixed assets depreciation	36,617,407	40,338,573
Capitalized software expense	2,271,445	1,852,161
Agricultural operation expense	5,698,674	4,348,021
Manufacturing indirect activation costs	4,865,509	3,867,574
Intangibles	10,054,490	10,012,031
Land	23,726,645	26,511,916
Other liabilities	3,555,781	3,307,567
Total liabilities from deferred taxes	86,789,951	90,237,843
Total	(54,925,316)	(55,708,250)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures and Associates.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Movement of deferred tax assets	ThCh$
As of January 1, 2015	(57,311,681)
Increase in joint operation	(1,208,970)
Deferred Tax Losses Tax absorption	(33,276)
Deferred taxes from tax loss carry forwards absorption	1,931,318
Conversion effect	503,187
Deferred taxes against equity	296,978
Other deferred movements taxes	114,194
Change	1,603,431
As of December 31, 2015	(55,708,250)

As of January 1, 2016
Increase in joint operation	(1,514,955)
Deferred Tax Losses Tax absorption	(178,473)
Deferred taxes from tax loss carry forwards absorption	1,337,603
Conversion effect	245,227
Deferred taxes against equity	638,550
Other deferred movements taxes	254,982
Change	782,934
As of December 31, 2016	(54,925,316)

Note 26 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	39,079,561	29,606,398	27,714,998	48,335,093
Bonds payable (*)	3,250,023	70,836,716	3,155,239	71,352,994
Financial leases obligations (*)	215,950	17,500,919	321,416	17,238,458
Deposits for return of bottles and containers	13,015,723	-	12,503,170	-
Derivatives financial instruments (**)	11,118,676	-	171,470	-
Hedging derivatives (**)	-	-	107,698	-
Total	66,679,933	117,944,033	43,973,991	136,926,545

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The maturities and interest rates of such obligations are as follows:

As of December 31, 2016:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	136,115	-	-	-	-	136,115	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	135,537	-	-	-	-	135,537	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	217,353	-	-	-	-	217,353	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	54,032	-	-	-	54,032	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	200,933	-	-	-	200,933	At maturity	1.85
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	201,628	-	-	-	-	201,628	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	133,909	-	-	-	133,909	At maturity	2.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	1,436	1,589	-	-	-	3,025	Quarter	15.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	433,258	-	-	-	-	433,258	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	228,734	-	-	-	-	228,734	At maturity	29.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	340,659	-	-	-	-	340,659	At maturity	28.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	-	518,917	-	-	-	518,917	At maturity	26.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	$ARG	367,243	-	-	-	-	367,243	Quarter	30.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	$ARG	9,178	400,250	-	-	-	409,428	Quarter	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	$ARG	425	84,263	-	-	-	84,688	Quarter	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	$ARG	524,538	-	-	-	-	524,538	At maturity	27.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	$ARG	50,045	-	-	-	-	50,045	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	290,342	-	-	-	-	290,342	At maturity	27.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	74,763	-	-	-	-	74,763	At maturity	27.50
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	CLP	57,821	7,271,000	-	-	-	7,328,821	At maturity	4.40
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco Estado	Chile	UF	157,295	-	10,012,233	-	-	10,169,528	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank	Chile	USD	3,151	-	5,269,733	-	-	5,272,884	At maturity	1.79
99,586,280-8	Compañía Pisquera de Chile S.A	Chile	97,030,000-7	Banco Estado	Chile	CLP	457,454	16,000,000	-	-	-	16,457,454	At maturity	6.86
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,333	50,142	46,143	-	-	112,618	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,264	28,576	57,305	-	-	95,145	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	7,599	5,124	-	-	-	12,723	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	108,000	18,000	-	180,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	12,667	-	-	88,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	14,000	42,000	88,667	-	-	144,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	180,000	22,500	-	292,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	8,111	25,086	72,892	13,047	-	119,136	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	-	205,849	-	-	-	205,849	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	67,488	203,111	580,563	-	-	851,162	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	19,030	58,392	167,461	52,210	-	297,093	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	112,500	37,510	-	-	187,510	Monthly	5.04
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	255,037	-	-	-	255,037	Monthly	4.68
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	406,353	638,554	696,605	-	-	1,741,512	Monthly	6.00
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	21,408	-	2,000,000	-	-	2,021,408	At maturity	5.35
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,018,000-1	Scotiabank	Chile	CLP	18,000	2,000,000	-	-	-	2,018,000	At maturity	4.50
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	6,656	400,000	-	-	406,656	At maturity	4.68
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	190,490	584,272	1,672,625	520,654	-	2,968,041	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	251,181	717,375	1,912,999	-	-	2,881,555	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	34,300	23,406	-	-	-	57,706	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	421,179	421,652	-	-	-	842,831	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	103,106	303,347	134,821	-	-	541,274	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARG	68,826	789,966	5,529,763	-	-	6,388,555	Quarter	30.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	30,190	-	-	-	-	30,190	At maturity	25.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco HSBC	Argentina	$ARG	2,109,794	-	-	-	-	2,109,794	At maturity	25.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,392	-	-	-	-	1,392	At maturity	26.12
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	12	-	-	-	-	12	At maturity	25.53
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander Rio	Argentina	$ARG	199,954	-	-	-	-	199,954	At maturity	25.00
0-E	Saenz Briones y Cía. S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	1,138	-	-	-	-	1,138	At maturity	26.50
Sub-total							7,778,623	31,300,938	28,979,987	626,411	-	68,685,959

 (1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(*) See Note 5 the non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

						Maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	-	2,612,294	5,125,926	5,298,895	7,904,394	20,941,509	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 Bono Serie H	Chile	UF	637,729	-	2,345,596	9,540,856	40,621,049	53,145,230	Semiannual	4.25
Sub-total						637,729	2,612,294	7,471,522	14,839,751	48,525,443	74,086,739

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	-	Banco Supervielle	Argentina	$ARG	981	3,017	1,464	-	-	5,462	At maturity	17.50
96,711,590-8	Manantial S.A.	Chile	-	Banco de Creditos e Inversiones	Chile	UF	14,369	3,837	-	-	-	18,206	Monthly	3.13
96,711,590-8	Manantial S.A.	Chile	-	Banco de Chile	Chile	UF	6,054	8,072	-	-	-	14,126	Monthly	8.65
96,711,590-8	Manantial S.A.	Chile	-	Banco Security	Chile	UF	4,489	8,755	-	-	-	13,244	Monthly	9.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	-	Consorcio Nacional de Seguros S.A	Chile	UF	13,759	42,717	125,221	130,838	17,131,641	17,444,176	Monthly	7.07
96,981,310-6	Compañía Cervecera Kunstmann S.A	Chile	97,030,000-7	BancoEstado	Chile	UF	25,436	77,942	98,688	-	-	202,066	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	-	6,522	-	13,067	-	19,589	Monthly	6.27
Sub-total							65,088	150,862	225,373	143,905	17,131,641	17,716,869

Total							8,481,440	34,064,094	36,676,882	15,610,067	65,657,084	160,489,567

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	128,459	-	-	-	128,459	At maturity	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	272,706	-	-	-	-	272,706	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	106,222	-	-	-	-	106,222	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	420,665	-	-	-	-	420,665	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	1,857	7,389	3,095	-	-	12,341	At maturity	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	506,450	-	-	-	-	506,450	At maturity	27.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	151,260	-	-	-	-	151,260	At maturity	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	486,804	-	-	-	486,804	Quarter	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	405,927	-	-	-	-	405,927	At maturity	25.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	535,283	-	-	-	-	535,283	At maturity	29.50
0-E	Viña San Pedro Tarapaca S.A. (1)	Argentina	O-E	Banco de Chile	Argentina	USD	28,782	3,150,341	-	-	-	3,179,123	At maturity	1.92
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.004.000-5	Banco de Chile	Chile	USD	66,496	7,101,600	-	-	-	7,168,096	At maturity	1.90
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.004.000-5	Banco Estado	Chile	UF	-	56,243	-	9,739,054	-	9,795,297	At maturity	2.70
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.030.000-7	Scotiabank	Chile	USD	-	2,977	5,590,024	-	-	5,593,001	At maturity	1.15
91.041.000-8	Compañía Pisquera de Chile S.A	Chile	97.018.000-1	Banco Estado	Chile	CLP	449,879	-	15,978,778	-	-	16,428,657	At maturity	6.86
99.586.280-8	Manantial S.A.	Chile	97.030.000-7	Banco de Chile	Chile	UF	15,123	46,470	109,544	-	-	171,137	At maturity	4.80
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	8,529	26,304	75,692	16,855	-	127,380	Monthly	5.48
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	7,004	21,588	12,375	-	-	40,967	Monthly	5.36
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	13,500	40,500	108,000	72,000	-	234,000	Monthly	6.00
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	19,000	57,000	88,668	-	-	164,668	Monthly	7.59
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	32,667	-	200,667	Monthly	5.88
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	22,500	67,500	180,000	112,500	-	382,500	Monthly	5.76
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco Itaú	Chile	CLP	23,690	56,839	-	-	-	80,529	Monthly	6.66
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	7,704	23,532	68,516	50,621	-	150,373	Monthly	6.12
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Estado	Chile	CLP	200,000	-	-	-	-	200,000	Monthly	5.26
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Estado	Chile	CLP	254,313	-	-	-	-	254,313	Monthly	4.38
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	35,843	36,436	-	-	-	72,279	At maturity	7.56
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	150,000	-	-	-	150,000	At maturity	5.40
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	255,510	-	-	-	255,510	Monthly	4.22
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	18,029	55,418	158,974	138,117	-	370,538	Monthly	5.02
96.711.590-8	Milotur S.A.	Chile	97.030.000-7	Nuevo Banco Comercial	Chile	USD	25,991	71,036	-	-	-	97,027	At maturity	5.50
96.711.590-8	Milotur S.A.	Chile	97.030.000-7	Banco Itaú	Chile	UYI	-	344,850	1,701,800	-	-	2,046,650	Monthly	6.00
0-E	Compañia Cervecera Kunstmann S.A.	Uruguay	O-E	Banco Estado	Uruguay	CLP	-	515,083	-	-	-	515,083	Monthly	4.34
0-E	Compañia Cervecera Kunstmann S.A.	Uruguay	O-E	Banco Estado	Uruguay	CLP	-	618,100	-	-	-	618,100	Monthly	4.34
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco de Chile	Chile	CLP	-	1,030,538	-	-	-	1,030,538	At maturity	4.38
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Scotiabank	Chile	USD	7,229	453,561	-	-	-	460,790	At maturity	1.90
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.004.000-5	Banco Estado	Chile	CLP	180,724	555,208	1,589,858	1,378,183	-	3,703,973	At maturity	5.02
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	CLP	-	1,028,447	-	-	-	1,028,447	At maturity	4.08
96.981.310-6	Compañía Industrial Cervecera S.A.	Chile	97.030.000-7	Banco BNA	Chile	$ARG	345,777	927,294	2,472,784	1,236,392	-	4,982,247	Monthly	15.00
96.981.310-6	Compañía Industrial Cervecera S.A.	Chile	97.018.000-1	Banco BNA	Chile	$ARG	173,166	392,114	697,088	-	-	1,262,368	At maturity	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	560,011	1,633,640	1,089,584	-	-	3,283,235	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARG	1,272,502	1,815,157	5,446,285	-	-	8,533,944	Monthly	29.40
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	44,130	136,150	75,639	-	-	255,919	Monthly	15.25
0-E	Saenz Briones y Cía. S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	65,596	121,022	-	-	-	186,618	Quarter	15.25
Sub-total							6,259,888	21,455,110	35,558,704	12,776,389	-	76,050,091

 (1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap agreement (Note 6).

(*) See Note 5 the non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

			Registration or ID No. Instrument			Maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,539,921	4,953,915	5,095,419	10,251,636	22,840,891	Semiannual	4.00
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	615,318	-	-	2,252,581	48,799,443	51,667,342	Semiannual	4.25
Sub-total						615,318	2,539,921	4,953,915	7,348,000	59,051,079	74,508,233

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	$ARG	1,267	3,900	6,147	-	-	11,314	Monthly	17.50
96.711.590-8	Manantial S.A.	Chile	97.000.600-6	Banco de Creditos e Inversiones	Chile	UF	5,371	16,386	9,292	-	-	31,049	Monthly	5.06
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	10,764	16,845	13,524	-	-	41,133	Monthly	9.31
96.711.590-8	Manantial S.A.	Chile	97.053.000-2	Banco Security	Chile	UF	21,598	25,628	12,867	-	-	60,093	Monthly	6.81
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A	Chile	UF	12,499	38,806	113,757	225,991	16,628,473	17,019,526	Monthly	7.07
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.004.000-5	Banco de Chile	Chile	UF	42,822	23,183	12,799	-	-	78,804	Monthly	5.58
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.030.000-7	BancoEstado	Chile	UF	23,716	72,672	196,552	-	-	292,940	Monthly	4.33
76.077.848-6	Cervecera Belga de la Patagonia S.A.	Chile	97.015.000-5	Banco Santander de Chile	Chile	UF	1,455	4,504	13,097	5,959	-	25,015	Monthly	6.27
Sub-total							119,492	201,924	378,035	231,950	16,628,473	17,559,874

Total							6,994,698	24,196,955	40,890,654	20,356,339	75,679,552	168,118,198

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective interest rates of bond obligations are as follows:

Bonds Serie A	3.96%
Bonds Serie E	4.52%
Bonds Serie H	4.26%
Bonds Serie I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2016		As of December 31, 2015
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	1,079,507	5,272,884	686,276	15,940,220
Chilean Pesos	33,822,001	-	25,840,175	-
Argentine Pesos	11,515,546	4,869,957	17,146,915	4,266,388
Unidades de Fomento	102,188,160	-	102,191,574	-
UYI	1,741,512	-	2,046,650	-
Total	150,346,726	10,142,841	147,911,590	20,206,608

The terms and conditions of the main interest accruing obligations as of December 31, 2016, were as follows:

A)     Bank Borrowings

Banco Estado – Bank Loans

a)   On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

      This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

      This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

   -        Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

   -        Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

   -        Maintain an Equity higher than UF 770,000.

      In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

      As of December 31, 2016, the Company was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

b)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

c)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

d)   On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of 6,200,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On June 17, 2015, payment of the loan was made.

e)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

f)    On December 3, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On May 29, 2015 the loan was renewed for a term of 3 months, maturing on July 28, 2015.

On July 17, 2015, payment of the loan was made.

g)   On July 15, 2015, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 4,000,000, maturing on July 14, 2020.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

h)   On May 26, 2016, the subsidiary Aguas CCU-Nestlé Chile S.A. signed a bank loan with Banco Estado for a total of ThCh$ 5,300,000, maturing on November 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On November 22, 2016, payment of the loan was made.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Banco de Chile – Bank Loans

a)   On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2016.

      This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 6.

      On July 11, 2016, payment of the loan was made.

b) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of  US$ 10,000,000, maturing on July 7, 2016.

      This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

      On July 7, 2016, payment of the loan was made.

      The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter D) Restrictions in this Note.

c)   On July 7, 2016, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, maturing on July 2, 2017.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 6.

d) On April 24, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

      On April 22, 2016, payment of the loan was made.

e)  On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Banco de Chile for a total of ThCh$ 600,000 for a period of three months expiring on July 24, 2015.

      This loan bears interest at a fixed interest rate. The subsidiary pays the interest and principal in a single payment at the end of the deadline.

      On July 24, 2015, payment of the loan was made.

f)    On April 20, 2016, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, maturing on April 20, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

g)   On August 25, 2016, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, maturing on August 24, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a)  On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

      This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

On June 22, 2015, payment of the loan was made.

b)   On September 4, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

     On August 24, 2016, payment of the loan was made.

c)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. it signed a bank loan with Scotiabank for a total of US$ 7,871,500, with a term of three years maturing on June 18, 2018.

This loan bears interest at a floating interest rate composed dollar Libor at 90 days plus a fixed margin. The company pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

The aforementioned loans oblige the Company to comply with the covenants indicated in letter D) Restriction in this Note.

d)  On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Scotiabank for a total of US$ 1,000,000, with a term of one year expiring at April 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On April 22, 2016, payment of the loan was made.

e)  On April 20, 2016, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000, with a term of one year expiring at April 20, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Banco Santander Chile – Bank Loans

a)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of US$ 8,000,000, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

b)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturing on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine Pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA1. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

 1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2016, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)   On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

      This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

      The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile in favor of Banco de la Nación Argentina (see Note 34).

b)   On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentine pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile (see Note 34).

c)   On June 26, 2015, the subsidiary CICSA signed a bank loan for a total of 30 million of argentine pesos, maturing on December 26, 2015.

      This loan accrues a fixed interest at an annual rate of 23%. The subsidiary amortizes monthly interest and the capital amortization in 6 monthly.

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentine pesos, maturing on June 19, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A.; – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentine pesos, maturing on April 20, 2018.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 75 million argentine pesos of pro rata participation.

(b)  Banco Santander Río, with 75 million argentine pesos of pro rata participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

This loan accrues interest at an annual rate of 29.4% fixed by first 12 months and thereafter accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 360 basis points and the payments will be quarterly. The capital amortization will payment in 9 quarterly, once the grace period of 12 months from de date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA2. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of December 31, 2016, the Company was in compliance with the financial covenants and specific requirements of this loan.

B)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

 2 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Compañía Cervecera Kunstmann S.A., Manantial S.A. and Finca La Celia S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Currency	ThCh$	Number of quotas	Annual Interest	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production Plant	Banco de Chile	19-04-05	UF	20.489	168	8.30%	302
Land Lote 2C	Banco de Chile	26-06-07	UF	7.716	121	5.80%	85
Land Lote 2D	Banco de Chile	25-03-08	UF	15.000	97	4.30%	183
Land Lote 13F1	Banco Estado	10-10-12	UF	22.341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	04-01-12	UF	4.275	37	5.06%	116
Dispensers	Banco de Chile	05-12-11	UF	1.073	37	5.98%	311
Vehicles	Banco de Chile	27-08-12	UF	1.265	25	12.63%	51
Computers	Banco Security	23-08-11	UF	2.387	37	6.99%	65
Dispensers	Banco Security	09-08-11	UF	20.845	37	6.62%	563
Finca La Celia S.A.
Automotor	Banco Supervielle	10-06-14	$ARG	10.814	45	17.50%	6.250

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2015:

Lease Minimum Future Payments	As of December 31, 2016
	Gross Amount	Interest	Amount
	ThCh$	ThCh$	ThCh$
0 to 3 months	368,052	302,964	65,088
3 months to 1 year	1,050,810	899,948	150,862
Over 1 year to 3 years	2,603,315	2,377,942	225,373
Over 3 years to 5 years	2,305,704	2,161,799	143,905
Over 5 years	28,638,952	11,507,311	17,131,641
Total	34,966,833	17,249,964	17,716,869

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

C)    Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturing on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are describe in letter D).

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005. Additionally, the subsidiary recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

On November 7, 2014, the subsidiary made a total prepayment for Series A Bonus for an amount of ThCh$ 9,778,759 and recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 117,200.

At the time of this total prepayment, the subsidiary was in compliance with the financial covenants required for this public issue detailed in letter D).

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)  Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2016 and December 31, 2015, the Company was in compliance with the financial covenants required for this public issue.

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 5 and 21 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

On March 17, 2014, the Company paid the total Serie I Bonds, equivalent UF 3,000,000.

As of December 31, 2016 and December 31, 2015, the Company was in compliance with the financial covenants required for this public issue.

D) Restriction of subsidiary Viña San Pedro Tarapacá S.A.

The subsidiary Viña San Pedro Tarapacá S.A. must comply with certain financial ratios that will be calculated only on its Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)  Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)  Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)   Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

As of December 31, 2016 and December 31, 2015, the subsidiary was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 27 Accounts payable – trade and other payables

As of December 31, 2016 and 2015, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	210,160,789	-	179,926,026	-
Notes payable	2,121,496	1,082,898	3,930,657	1,645,098
Withholdings payable	47,395,567	-	43,880,120	-
Total	259,677,852	1,082,898	227,736,803	1,645,098

Note 28 Provisions

As of December 31, 2016 and 2015, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	409,164	839,079	503,440	839,934
Others	-	484,441	-	636,584
Total	409,164	1,323,520	503,440	1,476,518

The following was the change in provisions during the years ended December 31, 2015 and 2016:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2015	1,023,895	1,596,196	2,620,091
As of December 31, 2015
Incorporated	792,724	888	793,612
Used	(222,139)	-	(222,139)
Released	(31,005)	(801,778)	(832,783)
Conversion effect	(220,101)	(158,722)	(378,823)
As of December 31, 2015	1,343,374	636,584	1,979,958
As of December 31, 2016
Incorporated	551,167	22,219	573,386
Used	(267,704)	(14,173)	(281,877)
Released	(124,336)	(67,271)	(191,607)
Conversion effect	(254,258)	(92,918)	(347,176)
As of December 31, 2016	1,248,243	484,441	1,732,684

(1)     See Note 34.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The maturities of provisions at December 31, 2016, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	409,164	-	409,164
Between two and five years	423,863	484,441	908,304
Over five years	415,216	-	415,216
Total	1,248,243	484,441	1,732,684

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 34.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 29 Other non-financial liabilities

As of December 31, 2016 and 2015, the total Other non-financial liabilities are as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Parent dividend provisioned by the board	24,387,190	24,387,190
Parent dividend provisioned according to policy	34,841,553	36,016,878
Outstanding parent dividends	915,585	723,259
Subsidiaries dividends according to policy	11,192,210	9,725,015
Others	33,434	89,802
Total	71,369,972	70,942,144
Current	71,369,972	70,942,144
Total	71,369,972	70,942,144

Note 30 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2016 and 2015, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	22,517,220	-	21,617,103	-
Employment termination benefits	321,008	21,832,415	94,956	18,948,603
Total	22,838,228	21,832,415	21,712,059	18,948,603

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2016 and 2015, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Vacation	9,405,040	8,442,610
Bonus and compensation	13,112,180	13,174,493
Total	22,517,220	21,617,103

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 5.52% (6.36% in 2015) and in Argentina 31.88% (39.26% in 2015).

As of December 31, 2016, the obligation recorded for severance indemnity is as follows:

Severance Indemnity	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Current	321,008	94,956
Non-current	21,832,415	18,948,603
Total	22,153,423	19,043,559

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The change in the severance indemnity during the year ended as of December 31, 2015 and 2016 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2015	17,437,221
Current cost of service	1,023,969
Interest cost	1,703,107
Actuarial loss	947,153
Paid-up benefits	(1,700,491)
Past service cost	131,204
Others	(498,604)
Movements of the year	1,606,338
As of December 31, 2015	19,043,559
Current cost of service	1,650,484
Interest cost	1,702,662
Actuarial loss	2,342,336
Paid-up benefits	(2,490,851)
Past service cost	342,039
Conversion effect	(670,709)
Others	233,903
Movements of the year	3,109,864
As of December 31, 2016	22,153,423

The figures recorded in the Consolidated Statement of Income as of December 31, 2016, 2015 y 2014, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Current cost of service	1,650,484	1,023,969	601,053
Past service cost	342,039	131,204	1,090,429
Non-provided paid benefits	7,851,201	4,377,570	5,916,192
Other	1,114,112	646,502	335,808
Total expense recognized in Consolidated Statement of Income	10,957,836	6,179,245	7,943,482

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Actuarial Assumptions

As mentioned in Note 2.20 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2016 and 2015, are as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31,	As of December 31,	As of December 31,	As of December 31,
			2016	2015	2016	2015
Mortality table			RV-2014	RV-2004	Gam '83	Gam'83
Annual interest rate			5.52%	6.36%	31.88%	39.26%
Voluntary employee turnover rate			1.9%	1.9%	“ESA 77 Ajustada - 50%”	“ESA 77 Ajustada - 50%”
Company’s needs rotation rate			5.3%	5.3%	“ESA 77 Ajustada - 50%”	“ESA 77 Ajustada - 50%”
Salary increase (*)			3.7%	3.7%	26.25%	33.32%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,421,484	1,164,165
1% decrease in the Discount Rate (Loss)	(1,649,255)	(1,344,213)

Personnel expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2016, 2015 and 2014, are as follows:

Personnel expense	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Salaries	145,766,757	138,359,074	119,623,310
Employees’ short-term benefits	23,189,206	24,693,325	18,128,043
Employments termination benefits	10,957,836	6,179,245	7,943,482
Other staff expense	30,971,754	28,683,507	23,636,629
Total (1)	210,885,553	197,915,151	169,331,464

(1) See Note 9.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 31 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a.   Equity

Equity	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	75,092,267	72,512,897
Bebidas del Paraguay S.A.	17,828,260	20,403,140
Aguas CCU-Nestlé Chile S.A.	16,440,129	19,891,176
Compañía Cervecera Kunstmann S.A.	5,740,305	4,979,490
Compañía Pisquera de Chile S.A.	4,717,811	4,699,612
Manantial S.A. (1)	-	3,767,028
Saenz Briones & Cía. S.A.	799,111	962,286
Distribuidora del Paraguay S.A.	2,197,241	1,949,490
Los Huemules S.R.L. (1)	-	395,469
Other	179,300	145,185
Total	122,994,424	129,705,773

(1)   See Note 8.

b.   Result

	For the years ended as of December 31,
Result	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	8,377,672	7,052,867	5,408,750
Viña San Pedro Tarapacá S.A.	9,887,477	9,182,843	6,003,439
Compañía Cervecera Kunstmann S.A.	1,636,906	1,267,335	966,212
Manantial S.A.	-	861,072	684,427
Compañía Pisquera de Chile S.A.	790,152	592,506	889,482
Saenz Briones & Cía. S.A.	11,184	128,407	(58,433)
Distribuidora del Paraguay S.A.	255,683	1,144,911	429,527
Bebidas del Paraguay S.A.	576,986	(486,790)	253,516
Los Huemules S.R.L.	-	(45,370)	(48,171)
Sidra La Victoria S.A.	-	-	175
Other	88,339	19,674	24,547
Total	21,624,399	19,717,455	14,553,471

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

c.     Summarized financial information of non controlling interest:

	As of December 31, 2016	As of December 31, 2015

	ThCh$	ThCh$
Assets and Liabilities
Current assets	601,165,755	566,432,064
Non-current assets	716,889,536	727,700,381
Current liabilities	368,293,544	336,696,932
Non-current liabilities	146,234,462	218,031,963

Dividends paid	9,803,978	5,956,500

     The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2016	As of December 31, 2015

	ThCh$	ThCh$
Assets and Liabilities
Current assets	145,866,023	142,945,036
Non-current assets	171,099,295	165,343,429
Current liabilities	70,351,438	70,099,022
Non-current liabilities	33,795,671	32,681,398
Net sales	201,402,052	189,515,048
Net income of year	28,021,996	26,024,999

Dividends paid by Viña San Pedro amounted to ThCh$ 17,682,375, ThCh$ 13,474,959, and ThCh$ 5,436,350, for the years ended December 31, 2016; 2015, and 2014, respectively.

Note 32 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2016 and December 31, 2015, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Deposcitary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2016 and 2015.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Consolidated Statement of Comprehensive Income

As of December 31, 2016, 2015 and 2014, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	84,962	(20,648)	64,314
Conversion differences of subsidiaries abroad (1)	(27,280,176)	-	(27,280,176)
Actuarial gains and losses on defined benefit plans reserves	(2,355,384)	659,198	(1,696,186)
Total comprehensive income as of december 31, 2016	(29,550,598)	638,550	(28,912,048)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	80,693	(17,563)	63,130
Conversion differences of subsidiaries abroad (1)	(29,678,944)	-	(29,678,944)
Actuarial gains and losses on defined benefit plans reserves	(939,433)	314,541	(624,892)
Total comprehensive income as of december 31, 2015	(30,537,684)	296,978	(30,240,706)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(155,258)	39,470	(115,788)
Conversion differences of subsidiaries abroad (1)	(4,629,683)	-	(4,629,683)
Actuarial gains and losses on defined benefit plans reserves	(1,884,054)	501,689	(1,382,365)
Total comprehensive income As of December 31, 2014	(6,668,995)	541,159	(6,127,836)

(1)   These concepts will be reclassified to the Statement of Income when its settled.

The movement of comprehensive income and expense is as follows:

a)   As of December 31, 2016:

Changes	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(27,280,176)	(399,558)	(2,355,384)	(30,035,118)
Deferred taxes	-	89,982	659,198	749,180
Reclassification to the result by function	-	484,521	-	484,521
Reclassification of deferred taxes related to other reserves	-	(110,631)	-	(110,631)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)
Equity holders of the parent	(25,123,546)	41,607	(1,623,299)	(26,705,238)
Non-controlling interests	(2,156,630)	22,707	(72,887)	(2,206,810)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

b)      As of December 31, 2015:

Changes	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(29,678,944)	593,993	(939,433)	(30,024,384)
Deferred taxes	-	(145,800)	314,541	168,741
Reclassification to the result by function	-	(513,298)	-	(513,298)
Reclassification of deferred taxes related to other reserves	-	128,235	-	128,235
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)
Equity holders of the parent	(27,652,528)	40,844	(589,731)	(28,201,415)
Non-controlling interests	(2,026,416)	22,286	(35,161)	(2,039,291)
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

As of December 31, 2016, 2015 y 2014, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2016	2015	2014
Equity holders of the controlling company (ThCh$)	118,457,488	120,808,135	106,238,450
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic income per share (in Chilean pesos)	320.59	326.95	287.52
Equity holders of the controlling company (ThCh$)	118,457,488	120,808,135	106,238,450
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted income per share (in Chilean pesos)	320.59	326.95	287.52

As of December 31, 2016, 2015 y 2014, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2016.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2016, 2015 and 2014, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
247	17-04-2014	Final	103.48857	2013
248	09-01-2015	Interim	63.0000	2014
249	23-04-2015	Final	98.78138	2014
250	08-01-2016	Interim	66.0000	2015
251	22-04-2016	Final	97.47388	2015
252	05-01-2017	Interim	66.0000	2016

On April 9, 2014, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 247, amounting to ThCh$ 38,239,323 corresponding to $ 103.48857 per share. This dividend was paid on April 17, 2014.

On April 15, 2015, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 249, amounting to ThCh$ 36,500,004 corresponding to $ 98.78138 per share. This dividend was paid on April 23, 2015.

On April 13, 2016, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 250, amounting to ThCh$ 36,016,878 corresponding to $ 97.47388 per share. This dividend was paid on April 22, 2016.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2016, it amounts to a negative reserve of ThCh$ 120,558,932 (ThCh$ 95,435,386 in 2015 and ThCh$ 67,782,858 in 2014).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2016, it amounts to a negative reserve of ThCh$ 39,081 (ThCh$ 2,526 in 2015 and ThCh$ 43,370 in 2014), net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 3,925,717 (ThCh$ 2,302,418 in 2015 and ThCh$ 1,712,687 in 2014), net of deferred taxes.

Other reserves: As of December 31, 2016, 2015 y 2014 the amount is a negative reserve of ThCh$ 18,527,810, ThCh$ 5,486,086 and ThCh$ 5,511,629, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979 (increased ofr ThCh$ 4,087,396).

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456 (decreased for ThCh$ 17,615,333).

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1) (decreased for ThCh$ 9,779,475).

-              Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (Note 1) (decreased for ThCh$ 7,801,153).

-              Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (Note 1) (decreased for  ThCh$ 5,426,209).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	133,789,950	192,554,239
CLP	117,668,934	171,683,257
USD	8,237,893	5,385,644
Euros	786,887	955,840
$ARG	2,187,381	5,701,754
UYU	1,136,782	948,816
PYG	3,269,045	7,519,619
Other currencies	503,028	359,309
Other financial assets	8,406,491	13,644,105
CLP	548,700	1,052,312
USD	7,604,996	12,495,117
Euros	160,875	57,833
PYG	80,846	7,261
Other currencies	11,074	31,582
Other non-financial assets	15,859,137	17,654,373
CLP	11,994,895	12,083,128
UF	139,776	29,882
USD	683,933	972,718
Euros	85,753	723,216
$ARG	2,641,862	3,780,430
UYU	86,842	7,789
PYG	226,076	57,210
Accounts receivable - trade and other receivables	280,766,784	252,225,937
CLP	179,861,356	158,757,937
UF	676,843	7,102
USD	24,449,473	25,498,590
Euros	7,025,446	7,463,166
$ARG	56,347,636	48,535,814
UYU	5,304,719	4,074,908
PYG	5,844,650	6,111,636
Other currencies	1,256,661	1,776,784
Accounts receivable from related companies	3,523,825	4,788,930
CLP	3,373,508	4,604,853
UF	107,162	104,118
USD	43,155	79,959
Inventories	199,290,678	174,227,415
CLP	168,749,946	147,189,195
USD	287,776	2,474,304
Euros	25,634	237,848
$ARG	25,104,485	18,850,888
UYU	1,590,709	1,645,888
PYG	3,532,128	3,829,292
Biological assets	7,948,379	7,633,340
CLP	7,370,852	7,130,962
$ARG	577,527	502,378
Tax receivables	29,423,479	15,264,220
CLP	26,525,628	11,080,218
$ARG	2,897,851	4,184,002
Non-current assets held for sale	2,377,887	6,319,316
CLP	2,046,179	5,890,543
$ARG	331,708	428,773
Total current assets	681,386,610	684,311,875

CLP	518,139,998	519,472,405
UF	923,781	141,102
USD	41,307,226	46,906,332
Euros	8,084,595	9,437,903
$ARG	90,088,450	81,984,039
UYU	8,119,052	6,677,401
PYG	12,952,745	17,525,018
Other currencies	1,770,763	2,167,675
Total current assets by currencies	681,386,610	684,311,875

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Non-current assets
Other financial assets	203,784	80,217
Euros	203,784	80,217
Accounts receivable non-current	3,563,797	-
CLP	35,391	-
UF	2,936,552	-
$ARG	426,311	-
PYG	165,543	-
Other non-financial assets	5,369,211	5,220,954
CLP	3,177,139	3,034,450
USD	669,470	80,137
$ARG	1,519,236	1,839,876
PYG	3,366	266,491
Accounts receivable from related companies	356,665	445,938
UF	356,665	445,938
Investments accounted for using the equity method	64,404,946	49,995,263
CLP	64,005,129	49,884,870
$ARG	399,817	110,393
Intangible assets different than goodwill	77,678,850	71,868,007
CLP	64,981,854	57,749,615
$ARG	5,508,504	7,039,283
UYU	3,247,094	3,296,510
PYG	3,941,398	3,782,599
Goodwill	96,663,023	99,490,372
CLP	76,382,543	76,382,543
USD	13,402,038	14,216,606
$ARG	6,878,442	8,891,223
Property, plant and equipment (net)	903,831,702	872,667,210
CLP	787,734,139	763,339,926
USD	26,072	-
Euros	971,382	-
$ARG	82,920,719	76,412,324
UYU	15,436,334	13,747,872
PYG	16,743,056	19,167,088
Investment property	6,253,827	6,838,002
CLP	5,015,603	4,401,400
$ARG	1,238,224	2,436,602
Deferred tax assets	31,864,635	34,529,593
CLP	29,547,881	29,392,503
$ARG	2,108,426	5,032,803
UYU	156,714	10,801
PYG	51,614	93,486
Total non-current assets	1,190,190,440	1,141,135,556

CLP	1,030,879,679	984,185,307
UF	3,293,217	445,938
USD	14,097,580	14,296,743
Euros	1,175,166	80,217
$ARG	100,999,679	101,762,504
UYU	18,840,142	17,055,183
PYG	20,904,977	23,309,664
Total non-current assets by currencies	1,190,190,440	1,141,135,556

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2016		As of December 31, 2015
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	19,600,116	47,079,817	7,223,935	36,750,056
CLP	946,301	39,944,625	1,239,182	17,035,281
UF	892,328	2,843,982	764,199	2,888,550
USD	11,280,437	388,874	303,416	10,957,905
Euros	523,079	-	52,368	-
$ARG	5,542,674	3,263,782	4,862,819	5,523,470
UYI	406,353	638,554	-	344,850
Other currencies	8,944	-	1,951	-
Account payable - trade and other payables	258,298,853	1,378,999	226,844,826	891,977
CLP	166,920,713	303,060	148,162,838	303,060
UF	30,798	-	9,933	-
USD	18,281,460	937,822	17,676,381	566,572
Euros	8,160,258	-	6,402,517	-
$ARG	59,603,954	-	47,686,146	-
UYU	3,309,074	-	2,607,826	-
PYG	1,638,181	138,117	3,874,709	22,345
Other currencies	354,415	-	424,476	-
Accounts payable to related companies	9,530,071	-	11,624,218	-
CLP	5,329,217	-	4,267,123	-
USD	2,196	-	151,578	-
Euros	4,197,020	-	7,205,517	-
PYG	1,638	-	-	-
Other short-term provisons	339,072	70,092	382,152	121,288
CLP	-	70,092	-	121,288
$ARG	339,072	-	382,152	-
Tax liabilities	7,544,398	4,262,036	3,664,162	8,533,862
CLP	5,316,283	4,262,036	3,487,812	5,802,277
USD	22,183	-	-	26,747
$ARG	1,966,866	-	-	2,704,838
UYU	239,066	-	176,350	-
Employee benefits provisions	22,255,693	582,535	21,388,736	323,323
CLP	16,579,716	582,535	16,558,870	323,323
$ARG	5,367,378	-	4,437,159	-
UYU	308,599	-	392,707	-
Other non-financial liabilities	24,421,940	46,948,032	28,440,259	42,501,885
CLP	24,388,426	46,948,032	28,350,457	42,501,885
$ARG	33,514	-	89,802	-
Total current liabilities	341,990,143	100,321,511	299,568,288	89,122,391

CLP	219,480,656	92,110,380	202,066,282	66,087,114
UF	923,126	2,843,982	774,132	2,888,550
USD	29,586,276	1,326,696	18,131,375	11,551,224
Euros	12,880,357	-	13,660,402	-
$ARG	72,853,458	3,263,782	57,458,078	8,228,308
UYU	3,856,739	-	3,176,883	-
PYG	1,639,819	138,117	3,874,709	22,345
UYI	406,353	638,554	-	344,850
Other currencies	363,359	-	426,427	-
Total current liabilities by currency	341,990,143	100,321,511	299,568,288	89,122,391

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2016			As of December 31, 2015
	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	36,676,882	15,610,067	65,657,084	40,890,654	20,356,339	75,679,552
CLP	5,320,385	626,411	-	18,284,794	1,784,088	-
UF	17,811,112	14,983,656	65,657,084	5,523,414	17,335,859	75,679,552
USD	5,269,733	-	-	5,590,024	-	-
$ARG	7,579,047	-	-	9,790,622	1,236,392	-
UYI	696,605	-	-	1,701,800	-	-
Other accounys payable	1,082,898	-	-	1,098,985	546,113	-
CLP	808,160	-	-	808,161	404,081	-
UF	6,950	-	-	6,760	-	-
USD	267,788	-	-	284,064	142,032	-
Other long term provisions	507,259	401,054	415,207	712,806	410,073	353,639
CLP	-	49,996	-	-	49,996	15,000
$ARG	258,278	351,058	415,207	396,987	360,077	338,639
UYU	248,981	-	-	314,991	-	-
PYG	-	-	-	828	-	-
Deferred tax liabilities	26,487,686	7,963,522	52,338,743	21,787,421	8,622,777	59,827,645
CLP	26,183,335	7,767,522	48,824,727	21,175,080	8,219,255	53,911,744
$ARG	287,582	191,721	2,048,919	601,313	400,875	4,288,716
UYU	-	-	1,015,197	-	-	1,154,787
PYG	16,769	4,279	449,900	11,028	2,647	472,398
Employee benefits provisons	335,925	-	21,496,490	643,905	-	18,304,698
CLP	-	-	18,481,842	-	-	15,369,150
$ARG	-	-	3,014,648	-	-	2,935,548
PYG	335,925	-	-	643,905	-	-
Total non-current liabilities	65,090,650	23,974,643	139,907,524	65,133,771	29,935,302	154,165,534

CLP	32,311,880	8,443,929	67,306,569	40,268,035	10,457,420	69,295,894
UF	17,818,062	14,983,656	65,657,084	5,530,174	17,335,859	75,679,552
USD	5,537,521	-	-	5,874,088	142,032	-
$ARG	8,124,907	542,779	5,478,774	10,788,922	1,997,344	7,562,903
UYU	248,981	-	1,015,197	314,991	-	1,154,787
PYG	352,694	4,279	449,900	655,761	2,647	472,398
UYI	696,605	-	-	1,701,800	-	-
Total non-current liabilities by currency	65,090,650	23,974,643	139,907,524	65,133,771	29,935,302	154,165,534

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2016
ThCh$
Within 1 year	175,604,322
Between 1 and 5 years	272,442,932
Over 5 years	34,053,398
Total	482,100,652

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2016 is as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	128,703,020	8,713,649
Between 1 and 5 years	292,815,491	9,521,391
Over 5 years	44,412,317	157,459
Total	465,930,828	18,392,499

Capital investment commitments

As of December 31, 2016, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 54,115,404.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña Tarapacá Ex Zavala, Viña Misiones de Rengo	14th Civil Court of Santiago	28869-2007	Breach of contract	Appeal of first instance verdict	ThCh$ 50,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 31,000
Compañía Industrial Cervecera S.A. (CICSA)	Supreme Court of Tucuman	-	Intempestive breach of distribution contract	Supreme Court review	US$ 35,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 32,000
Compañía Industrial Cervecera S.A. (CICSA)	Appeals court	-	Intempestive breach of distribution contract	On execution phase	US$ 37,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On execution phase	US$ 36,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 50,000
Compañía Industrial Cervecera S.A. (CICSA)	-	-	City Council´s Administrative Claim related to advertising and publicity fees	The process is in pre-trial administrative phase	US$ 506,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 67,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 168,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 63,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 167,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 61,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,248,243 and ThCh$ 1,343,374, as of December 31, 2016 and 2015, respectively (See Note 28).

Tax processes

At the date of issue of these consolidated financial statements, there are no tax litigation that involve significant passive or taxes in claim different to mentioned in Note 25.

Guarantees

As of December 31, 2016, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia S.A. subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	USD 1,100,000	August 20, 2017
Banco Patagonia	USD 1,600,000	March 31, 2017
Banco Patagonia	USD 1,600,000	July 7, 2017
Banco San Juan	USD 1,200,000	April 28, 2017
Banco BBVA Francés	USD 1,500,000	February 20, 2017

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	USD 9,000,000	December 31, 2017

On July 11, 2013, the subsidiary in Argentina Saenz Briones & Cía. S.A. (SB) has signed a loan agreement with the Citibank Bank of Argentina, which restricted its ability to distribute profits in each year. The loan was by 10,000,000 argentine pesos and whose return was agreed in 9 (nine) quotes with different maturities. Until SB not pay this loan, plus interest or commissions, fees and expenses, may not make any payment to its shareholders (including, without limitation, distribution of profits or dividends, advances, withdrawals from account or similar, as well as any payment made in connection with rebuy it, rescue or redemption of all or part of its shares) for an amount that exceeds the 50% of the profits that the SB is legally empowered to distribute as dividends with regard to each of its years. It should be noted, for the purposes of the above restriction, that the last date of maturity of the loan is July 11, 2016.

Note 35 Environment

Distribution of CCU´s main environmental costs in the Industrial Units, accumulated to September 2016:

-       Industrial Waste Water Treatment (IWWT): 52,8%

These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-       Solid Industrial Residues (SIR): 33,4%

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.

-       Gas Emission Expenses: 1,2%

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-       Other Environmental Expenses: 12,6%

These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22.000, ISO 14.001 and ISO 18.001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The main expensesof each year, detailed by project, are the following:

Company that made the disbursement	Project	Expenses	For the years ended as of December 31,
			2016	2015
			ThCh$	ThCh$
CCU Chile Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	1,319,489	1,160,516
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	666,781	607,091
	Gases	Management of atmospheric emissions	21,655	26,031
	Others	Management of internal and external regulatory compliance.	233,364	173,115
CCU Argentina S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	820,999	1,089,788
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	560,710	602,247
	Gases	Management of atmospheric emissions	21,847	2,857
	Others	Management of internal and external regulatory compliance.	141,379	167,668
Cía. Cervecera Kunstmann S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	86,515	87,069
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	40,150	10,633
	Others	Management of internal and external regulatory compliance.	45,876	45,781
Cía. Pisquera de Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	237,994	224,045
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	43,059	78,746
	Others	Management of internal and external regulatory compliance.	12,582	15,628
Transportes CCU Limitada	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	9,792	18,687
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	288,856	196,114
	Gases	Management of atmospheric emissions	13,356	17,297
	Others	Management of internal and external regulatory compliance.	141,138	130,044
VSPT S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	454,828	381,893
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	165,697	172,089
	Others	Management of internal and external regulatory compliance.	10,916	5,227
Embotelladora Chilenas Unidas S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	593,414	665,990
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	421,771	53,539
	Gases	Management of atmospheric emissions	156,295	96,019
	Others	Management of internal and external regulatory compliance.	14,305	10,233
Aguas CCU-Nestlé Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	35,550	29,057
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	3,910	3,661
	Others	Management of internal and external regulatory compliance.	69,330	50,904
Fábrica de Envases Plásticos S.A.	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	21,410	19,326
	Gases	Management of atmospheric emissions	129,487	137,359

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The main disbursements (investment) of each year, detailed by by project, are the following:

Company that made the disbursement	Project	Concept	Status [Finished, In process]	As of December 31, 2016			As of December 31, 2015
				Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements	Disbursements made
				ThCh$	ThCh$		ThCh$
CCU Chile Ltda.	IWWT	IWWT Temuco Stage II; IWWT expansion (Screw) Temuco	Processing	2,854,428	156,383	Dec - 17	181,077
	SIR	Changing and increasing containers for glass and rubbish	Finished	37,602	-	Finished	194,875
	Gases	Change Fuel FO6 to GNL Temuco, Upgrade Odor Control, Thermal Plant Improvements Quilicura, Videoconferencing rooms.	Processing	265,248	103,093	Dec - 17	35,728
	Others	DS 10 and RE 43 compliance; Emergency Brigade and Anti Fire Protection System	Processing	108,188	352,424	Dec - 17	124,162
CCU Argentina S.A.	IWWT	IWWT Stage 2 and 3, Salta	Processing	217,401	134,386	Dec - 17	60,003
	Gases	Boiler 1 Economizer, Luján	Finished	227,079	29,780	Finished	-
	Others	Fire Network in Distribution Center SV; Compromises ISO 22 K/14K/18 K OSHAS Luján	Processing	32,360	25,076	Dec - 17	56,131
Cía. Cervecera	IWWT	New IWWT PTR – IC Technology	Processing	2,050,705	548,710	Dec - 17	2,958,767
Kunstmann S.A.	Others	DIA; Increase installed power; Equipment protection structures	Processing	33,835	278,000	Dec - 17	-
Cía. Pisquera de Chile S.A.	IWWT	IWWT, Change of Hidroeyectors, Water plant and dam, IWWT improvement in Salamanca and Sotaquí, New Sewer Plant, Water process meters.	Finished	133,879	6,864	Finished	9,712
	SIR	Improved sludge system; Containers for glass	Finished	20,224	1,610	Finished	-
	Others	Requirement for ISO Standards in Salamanca, Monte Patria, Sotaquí and Pisco Elqui; DS 10 compliance in Salamanca and Montepatria	Processing	268,003	379,547	Dec - 17	-
Transportes CCU Limitada	SIR	Ceiling of waste area in Distribution Center Llay Llay	Processing	-	57,224	Dec - 17	-
	Gases	LED lightning in Distribution Center Talca	Processing	81,355	43,939	Dec - 17	-
	Others	Access to DC Copiapó and Acoustic closure in DC Cervecería Stgo.	Processing	138,743	103,057	Dec - 17	-
VSPT S.A.	IWWT	Sewage plant; Degassing Pond Improvement	Finished	76,285	-	Finished	50,356
	SIR	Solid Packing Separator	Finished	3,128	-	Finished	-
	Gases	Electric Power Generator to IWWT, Power Meters	Finished	19,296	-	Finished	-
	Others	Fire network Molina, DS 10 compliance, Standardization 5 dining rooms, Autonomous Breathing Equipment	Finished	220,005	-	Finished	85,825
Embotelladora Chilenas Unidas S.A.	Gases	Condensate recovery, Meters and Monitoring of Consumption, Mantle Insulation of Boilers, Heat recovery compressor discharge, Upgrade exhaust gas analyzer, Upgrade System Control and Installation System Lighting.	Processing	54,282	29,402	Dec - 17	33,684
	Others	Safety Acid Injection; Standardization Kitchen ECCUSA; Autonomous Breathing Equipment to Stgo. and Antofagasta	Processing	112,904	27,843	Dec - 17	5,992
Aguas CCU-Nestlé Chile S.A.	IWWT	IWWT Coinco	Processing	559,569	410,347	Dec - 17	27,756
	Gases	Lighting lines 1, 2 y 3, Steam networks, Solar Lighting	Finished	21,425	-	Finished	-
	Others	Warehouse Flammable Coinco, RE 43 and DS 594 compliance.	Processing	28,694	222,221	Dec - 17	12,600
Fábrica de Envases Plásticos S.A.	Gases	Control of electrical variables, change of lighting.	Processing	187,373	22,404	Dec - 17	47,711
	Others	Risk Mitigation, Reduction weight of PET Bottles, Bathroom Expansion, Various SIG -OCA, Ammonia Sensors	Processing	158,522	47,436	Dec - 17	61,401

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 36 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 27, 2017.

b)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 27, 2017) that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 27, 2017